16

Follow-Up Materials

06014159

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sogecable S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4981 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/7/06

RECEIVED
JUN 0 5 2006
SEC WASH. D.C. PROCESSING SECTION 199

RECEIVED
2006 JUN -6 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-05

Sogecable, S.A. and Subsidiaries

Consolidated Financial Statements and Consolidated Directors' Report for 2005 together with Auditor's Report

Deloitte.

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Sogecable, S.A.:

1. We have audited the consolidated financial statements of Sogecable, S.A. and Subsidiaries (the Sogecable Group) comprising the consolidated balance sheet at 31 December 2005, and the related consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

2. The consolidated financial statements for 2005 referred to above are the first that the Group has prepared in accordance with International Accounting Standards, as adopted by the European Union (EU-IFRSs), which require, in general, that financial statements present comparative information. In this regard, as required by corporate legislation, for comparison purposes the Parent's directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRSs in force at 31 December 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles and standards in force in that year. The differences arising from the application of EU-IFRSs to the consolidated equity at 1 January and 31 December 2004, and to the Group's consolidated loss for 2004 are detailed in Note 19 to the consolidated financial statements referred to above. Our opinion refers only to the consolidated financial statements for 2005. Our auditors' report dated 23 February 2005, on the consolidated financial statements for 2004, prepared in accordance with the accounting principles and standards in force in that year, contained an unqualified opinion.

   As indicated in Note 4, the Group has applied the exception provided for in IFRS 1 as adopted by the European Union, which permits the application of International Accounting Standards 32 and 39 in relation to financial instruments from 1 January 2005 onwards, without requiring that the comparative figures for 2004 be adapted and, therefore, the figures for the two years should be compared taking this circumstance into account.

3. In our opinion, the consolidated financial statements for 2005 referred to above present fairly, in all material respects, the consolidated equity and consolidated financial position of Sogecable, S.A. and Subsidiaries at 31 December 2005, and the consolidated results of their operations, the changes in the consolidated equity and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards, as adopted by the European Union which, except as indicated in paragraph 2 above, were applied on a basis consistent with that used in the preparation of the financial statements for 2004 which were included in the consolidated financial statements for 2005 for comparison purposes.

4. The accompanying consolidated directors' report for 2005 contains the explanations which the Parent's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2005. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the Group's accounting records.

DELOITTE
Registered in ROAC under no. S0692

Luis Jiménez Guerrero

15 February 2006

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES (CONSOLIDATED GROUP)

CONSOLIDATED FINANCIAL STATEMENTS AND DIRECTORS' REPORT FOR 2005 PREPARED IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs) ADOPTED IN EUROPE

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2005 AND 2004
(Thousands of Euros)

ASSETS	December 2005	December 2004
NON-CURRENT ASSETS-		
Property, plant and equipment	201.558	238.933
Goodwill	11.006	-
Intangible assets	348.429	411.134
Non-current financial assets	5.976	7.578
Investments in companies accounted for using the equity method	17.324	30.371
Deferred tax assets	1.303.135	1.307.176
Other non-current assets	13.772	47.475
TOTAL NON-CURRENT ASSETS	**1.901.200**	**2.042.667**
CURRENT ASSETS-		
Inventories	198.432	144.977
Receivables-	254.157	315.639
Trade receivables for sales and services	*122.822*	*115.819*
Receivable from associates and related companies	*23.243*	*34.812*
Other receivables	*108.092*	*165.008*
Cash and cash equivalents	1.937	3.773
Other current assets	24.270	12.930
TOTAL CURRENT ASSETS	**478.796**	**477.319**
TOTAL ASSETS	**2.379.996**	**2.519.986**

EQUITY AND LIABILITIES	December 2005	December 2004
Share capital	267.129	252.009
Share premium	705.968	536.089
Other reserves-	(676.799)	(493.761)
Legal reserve	*12.533*	*12.533*
Voluntary reserves	*48.886*	*48.886*
Reserves for first-time application of IFRSs	*(153.298)*	*(124.977)*
Prior period consolidated loss	*(584.920)*	*(430.203)*
Profit (Loss) for the year	7.726	(152.825)
EQUITY OF THE PARENT	**304.024**	**141.512**
Minority interests	35.097	26.655
CONSOLIDATED EQUITY	**339.121**	**168.167**
NON-CURRENT LIABILITIES-		
Non-current bank borrowings	880.600	1.126.036
Other financial liabilities-	211.065	374.378
Participating loans from shareholders	-	*174.801*
Subordinated loan from shareholders	*211.065*	*199.577*
Non-current provisions	41.701	46.183
Deferred tax liabilities	95.262	114.736
Other non-current liabilities	25.889	94.550
Long-term deferred income	*25.853*	*38.464*
Other non-current payables	*36*	*56.086*
TOTAL NON-CURRENT LIABILITIES	**1.254.517**	**1.755.883**
CURRENT LIABILITIES-		
Current bank borrowings	114.945	37.258
Trade payables	567.818	487.300
Payable to associates and related companies	11.867	11.263
Other current liabilities-	91.728	60.115
Other non-trade payables	*37.025*	*34.417*
Short-term deferred income	*54.703*	*25.698*
TOTAL CURRENT LIABILITIES	**786.358**	**595.936**
TOTAL EQUITY AND LIABILITIES	**2.379.996**	**2.519.986**

The accompanying Notes 1 to 20 are an integral part of the consolidated balance sheet at 31 December 2005

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR 2005 AND 2004

(Thousands of Euros)

	2005	2004
OPERATING INCOME	**1.518.956**	**1.477.174**
Revenue	1.514.544	1.417.295
Other operating income	4.412	59.879
OPERATING EXPENSES	**1.194.916**	**1.193.167**
Amortisation of audiovisual rights	799.567	769.194
Staff costs	116.924	113.646
Other operating expenses	278.425	310.327
PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTISATION	**324.040**	**284.007**
Depreciation and amortisation	232.945	286.976
PROFIT (LOSS) FROM OPERATIONS	**91.095**	**(2.969)**
Financial loss	(77.775)	(132.885)
Impairment losses	1.469	(13.280)
Gains on the disposal of non-current assets	2	257
Investments in companies accounted for using the equity method	(5.810)	(10.892)
Restructuring costs	-	(75.630)
CONSOLIDATED PROFIT (LOSS) BEFORE TAX	**8.981**	**(235.399)**
Corporation tax	(838)	74.335
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	**8.143**	**(161.064)**
Profit (loss) attributed to minority interests	(417)	8.239
PROFIT (LOSS) ATTRIBUTED TO THE PARENT	**7.726**	**(152.825)**
BASIC EARNINGS PER SHARE	**Eur 0,06**	**Eur (1,21)**

The accompanying Notes 1 to 20 are an integral part of the consolidated income statement for 2005

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2005 AND 2004

(Thousands of Euros)

	Share Capital	Share Premium	Other Reserves: Legal Reserve	Other Reserves: Voluntary Reserves	Other Reserves: Reserve for Treasury Shares	Other Reserves: Reserves for First-Time Application of IFRSs	Prior Period Losses	Profit (Loss) for the Year	Treasury Shares	Equity of the Parent	Minority Interests	Equity
Balances at 1 January 2004	252.009	536.089	12.533	44.229	649	(124.977)	(430.203)	-	(649)	289.680	26.396	316.076
Transfer of reserve for treasury shares	-	-	-	-	4.008	-	-	-	-	4.008	-	4.008
Disposals of treasury shares	-	-	-	4.657	(4.657)	-	-	-	649	649	-	649
Loss for 2004	-	-	-	-	-	-	-	(152.825)	-	(152.825)	(8.239)	(161.064)
Contribution of minority interests in capital increases made during the year	-	-	-	-	-	-	-	-	-	-	8.498	8.498
Balances at 31 December 2004	252.009	536.089	12.533	48.886	-	(124.977)	(430.203)	(152.825)	-	141.512	26.655	168.167
First-time application of IFRSs 32 and 39	-	-	-	-	-	(28.321)	-	-	-	(28.321)	-	(28.321)
Balances at 1 January 2005	252.009	536.089	12.533	48.886	-	(153.298)	(430.203)	(152.825)	-	113.191	26.655	139.846
Capital increase	15.120	169.879	-	-	-	-	-	-	-	184.999	-	184.999
Loss for 2004	-	-	-	-	-	-	(152.825)	152.825	-	-	-	-
Capital increase expenses	-	-	-	-	-	-	(1.892)	-	-	(1.892)	-	(1.892)
Contribution of minority interests in capital increases made during the year	-	-	-	-	-	-	-	-	-	-	12.020	12.020
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	-	(3.995)	(3.995)
Profit for 2005	-	-	-	-	-	-	-	7.726	-	7.726	417	8.143
Balances at 31 December 2005	267.129	705.968	12.533	48.886	-	(153.298)	(584.920)	7.726	-	304.024	35.097	339.121

The accompanying Notes 1 to 20 are an integral part of the consolidated statement of changes in equity for 2005

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

CASH FLOW STATEMENTS FOR 2005 AND 2004
(Thousands of Euros)

	2005	2004
Consolidated profit (loss) for the year	7.726	(152.825)
Adjustments for:		
Amortisation and depreciation	232.945	287.437
Pre-paid expenses recognised in the year	8.887	9.552
Deferred income recognised in the year	(12.676)	(11.636)
Results of companies accounted for using the equity method	5.810	10.892
Financial profit	71.962	63.724
Variation in allowances and other income	(1.289)	36.979
Profit (Loss) attributed to minority interests	417	(8.239)
Corporation tax	838	(74.335)
Cash flows	314.620	161.549
Decrease (increase) in inventories	(53.455)	16.593
Decrease in receivables	61.482	90.004
Decrease (increase) in pre-paid expenses	11.507	(1.753)
Increase (decrease) in payables	81.122	(199.225)
Increase (decrease) in other payables	2.608	(15.125)
Changes in working capital (excluding financial working capital)	*103.264*	*(109.506)*
Cash flows from operating activities	**417.884**	**52.043**
Investments in film	(6.156)	(7.485)
Investments in technical equipment	(49.343)	(29.311)
Investments in attraction of subscribers	(72.169)	(36.297)
Financial investments	(17.000)	(22)
Other investments	(20.447)	(1.786)
Sales or derecognition of non-current assets	16.318	23.733
Cash flows used in investing activities	**(148.797)**	**(51.168)**
Capital increase	184.999	-
Increase (decrease) in non-current liabilities (excluding bank borrowings)	(226.357)	35.643
Cash flows from (used in) non-bank financing	*(41.358)*	*35.643*
Increase (decrease) in non-current bank borrowings	(231.723)	15.480
Increase (decrease) in current bank borrowings	74.120	9.388
Net increase in cash	1.836	2.338
Cash flows from (used in) bank financing	*(155.767)*	*27.206*
Finance costs paid in the year	*(71.962)*	*(63.724)*
Cash flows used in financing activities	**(269.087)**	**(875)**

The accompanying Notes 1 to 20 are an integral part of the consolidated cash flow statement for 2005

0,000 0,000

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 3 and 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2005 AND 2004

(1) BRIEF DESCRIPTION OF THE GROUP

Sogecable, S.A. was incorporated on 12 April 1989. At that time its main corporate purpose was the indirect management of a television service.

To this end, it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, of 3 May, and was awarded a licence for the indirect management of a television service, pursuant to a Council of Ministers resolution dated 25 August 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A. by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested the renewal of the licence on 25 October 1999. By a resolution of the Council of Ministers dated 10 March 2000, this license was renewed for a period of ten years. Since it was awarded this licence, Sogecable, S.A. has produced and marketed the "Canal+" pay-television channel, both in its analogue version and in its digital version on the Group's satellite television platform.

In March 2005 the Board of Directors of Sogecable, S.A. resolved to request authorisation from the competent authorities to modify the terms and conditions of the agreement for the indirect management of a television service entered into on 3 October 1989 between the Spanish government and Sogecable, S.A., under which Sogecable, S.A. had been operating the aforementioned licence, in order to eliminate the restriction on the number of hours of free-to-view broadcasting. This authorisation was granted by a Council of Ministers resolution dated 29 July 2005. Accordingly, on 7 November 2005, Sogecable, S.A. discontinued its analogue broadcasts of the "Canal+" pay-television channel and commenced broadcasting the "Cuatro" free-to-view channel in Spain. Sogecable, S.A. continues to produce the digital version of "Canal+" for distribution on "Digital+", the Group's satellite digital television platform.

In January 1997, CanalSatélite Digital, S.L. commenced its activity as an operator of satellite digital multichannel television. Its programming comprised several in-house production thematic channels and various externally produced channels.

2003 saw the implementation of the agreements reached on 8 May 2002 by Sogecable S.A. and Telefónica, S.A., through its media subsidiary Grupo Admira Media, S.A. (now Telefónica de Contenidos, S.A.U.), for the inclusion of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) into the Sogecable Group. On 29 November 2002, the Council of Ministers authorised this business combination, subject to the fulfilment of 34 conditions by Sogecable, S.A. and Telefónica, S.A.

Also, as part of the agreements reached on 16 July 2003, Sogecable, S.A., through its subsidiary Gestión de Derechos Audiovisuales y Deportivos, S.A., acquired for EUR 1 a 40% holding in the capital of Audiovisual Sport, S.L., which until that date had been owned by Gestora de Medios Audiovisuales Fútbol, S.L., a Telefónica Group company. As a result of this acquisition, Sogecable, S.A. owns 80% of this company's shares.

On 21 July 2003, following the inclusion of DTS Distribuidora de Televisión Digital, S.A. in the Sogecable Group, the programming of the new unified *DIGITAL+* platform, distributed through this company and CanalSatélite Digital, S.L., was launched. Also, the operational restructuring and integration of the two companies, which had commenced in 2003, was completed on 31 December 2004.

The Sogecable Group produces or co-produces several thematic channels for distribution and sale by satellite and through cable TV networks.

In addition to its pay and free-to-view television activities, the Group engages in film production and distribution by managing cinema, video, television and screening room film rights, and distributes audiovisual and sports broadcasting rights.

In view of the business activities carried on by the Group companies, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the consolidated Group's equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

(2) CHANGES IN THE SCOPE OF CONSOLIDATION

The consolidated financial statements were prepared from the individual financial statements of Sogecable, S.A. and of the subsidiaries.

The consolidated subsidiaries at 31 December 2005 and 2004 are listed in ***Appendix I.***

The main changes in the scope of consolidation in 2005 and 2004 were as follows:

2004-

- In October 2004 Sogepaq, S.A. acquired from StudioCanal, S.A. (France) its 51% holding in StudioCanal Spain, S.L., a company domiciled in Madrid, which manages and distributes audiovisual productions. Following this acquisition, Sogepaq, S.A. owned all the shares of StudioCanal Spain, S.L., which was fully consolidated in the Sogecable Group at 31 December 2004.

- In 2004 Sogecable, S.A. sold 50% of its holding in Euroleague Marketing, S.L. to Mediacom Servicios de Comunicación, S.L., a Mediapro Group company. As a result of this sale, Euroleague Marketing was accounted for using the equity method in the Sogecable Group.

2005-

- In April 2005 Sogecable, S.A. acquired a minority ownership interest of 2.25% in CanalSatélite Digital, S.L. through the purchase of the holding owned by Antena3 de Televisión, S.A. in this Group company. This acquisition, as a result of which Sogecable, S.A. now owns 85.5% of CanalSatélite Digital, S.L., did not give rise to any changes in the method in which the subsidiary is consolidated in the Group, since it was already fully consolidated.

- In October 2005 Sogecable Media, S.L., in which Sogecable, S.A. has a 75% ownership interest, was formed. This company, whose registered office is at Tres Cantos (Madrid), acts as an intermediary in the management and distribution of advertising for the television channels and other media produced by the Sogecable Group. Sogecable Media, S.L., which is managed by Sogecable, S.A., is fully consolidated in the Group.

- In November 2005 Sogecable Editorial, S.L., all of whose shares are owned directly or indirectly by Sogecable, S.A., was formed. This company, whose registered office is at Tres Cantos (Madrid), engages in the management and distribution of publishing and intellectual property rights. Sogecable Editorial, S.L., which is managed by Sogecable, S.A., is fully consolidated in the Group.

- In 2005 Sogecable, S.A. sold its 33% holding in Warner Lusomundo Sogecable Cines de España, S.A. to Cinesa Compañía de Iniciativas y Espectáculos, S.A. From the date of the sale, Sogecable, S.A. excluded this company from the Group's consolidated financial statements.

- In 2005 Sogecable, S.A. sold its 50% holding in Euroleague Marketing, S.L. to Mediacom Servicios de Comunicación, S.L., a Mediapro Group company. As a result, this company is no longer included in the Group's consolidated financial statements.

On 3 January 2005, as part of the corporate, operating and functional restructuring plan undertaken by the Sogecable Group, it was resolved to dissolve without liquidation the following Group companies: Gestión de Derechos Audiovisuales y Deportivos, S.A., Servicios Técnicos de Sogecable, S.L., Cable Antena, S.A., Plataforma Logística de Usuarios de Sogecable, S.L., Sogecable Fútbol, S.L., StudioCanal Spain, S.L. and Vía Interactiva, S.L., through the transfer en bloc of their assets and liabilities to their shareholders, effective for accounting purposes from 1 January 2005. It was decided to perform these transactions under the tax regime for mergers, spin-offs and contributions provided for by Chapter VIII, Title VII of the consolidated Corporations Law.

The dissolution of these companies and the inclusion of their assets and liabilities in their shareholders' balance sheets did not give rise to any gain or loss for the Group. Additionally, since the business activities previously carried on by the dissolved Group companies continue to be carried on by the Group companies assuming the related rights and obligations, these dissolutions have not given rise to any change in, or discontinuation of, the Group's business activities.

(3) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Application of International Financial Reporting Standards (IFRSs)

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union. In conformity with this Regulation, the Group is obliged to present its consolidated financial statements for 2005 in accordance with the IFRSs adopted by the European Union. In Spain, the obligation to present consolidated financial statements under the IFRSs approved in Europe has also been regulated in Final Provision Eleven of Law 62/2003, of 30 December, on Tax, Administrative, Labour and Social Security Measures (Spanish Official State Gazette of December 31, 2003).

Consequently, in compliance with the aforementioned regulations, the Sogecable Group presents all the consolidated financial information for 2005 included in these consolidated annual financial statements in accordance with the International Financial Reporting Standards adopted in Europe ("IFRSs").

As required by the aforementioned regulations, with respect to the scope of application of the International Financial Reporting Standards and to the preparation of these consolidated financial statements of the Sogecable Group, the following matters are disclosed:

- The IFRSs are applied in the preparation of the consolidated financial information of the Sogecable Group. The financial statements of the individual companies composing the Group continue to be prepared and presented in accordance with the principles and standards established in the Spanish Chart of Accounts.

- In accordance with IFRSs, these consolidated financial statements comprise the following consolidated statements of the Sogecable Group for 2005:

  - Consolidated balance sheet at 31 December 2005.
  - Consolidated income statement for 2005.
  - Consolidated statement of changes in equity for 2005.
  - Consolidated cash flow statement for 2005.

- The first full year for the presentation of the consolidated financial information of the Sogecable Group under IFRSs is the year ended 31 December 2005. However, in accordance with the aforementioned regulation, for comparison purposes the Group presents the consolidated balance sheet, consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity for 2004 prepared under IFRSs.

  The aforementioned consolidated financial information for 2004 does not constitute or form part of the consolidated financial statements for 2005.

- As required by IFRS 1, in Note 19 to these consolidated financial statements the Group presents, in a comparative format, the consolidated balance sheet at 1 January 2004, prepared under the Spanish National Chart of Accounts and under IFRSs, and the reconciliation of consolidated equity at that date, calculated in accordance with the two regulatory frameworks.

  The Group also presents, in a comparative format, the consolidated income statement for 2004, prepared under the Spanish National Chart of Accounts and under IFRSs.

- The Sogecable Group, availing itself of the exception permitted under IFRS 1, opted not to apply IASs 32 and 39 (relating to the recognition and measurement of financial instruments) in preparing the consolidated financial information at 1 January 2004 and that for 2004.

  Since International Financial Reporting Standards must be applied for periods beginning on or after 1 January 2005, the Sogecable Group has prepared an opening balance sheet at that date, compared with the consolidated balance sheet at 31 December 2004 prepared under the Spanish National Chart of Accounts, and a reconciliation of equity calculated at that date in accordance with the two regulatory frameworks. The opening balance sheet and the reconciliation of equity are included in Note 19.

As a result of the application of the aforementioned exception, the consolidated financial statements at 31 December 2004 prepared in accordance with IFRSs (with non-application of IASs 32 and 39) and the consolidated financial statements at 31 December 2005 prepared with application of IASs 32 and 39 are not comparable.

- Except as mentioned above, in accordance with IAS 8, the accounting policies and measurement bases used by the Group under IFRSs were applied consistently for all transactions, events and items in 2005 and 2004.

b) Fair presentation-

The consolidated financial statements of the Sogecable Group were prepared from the individual accounting records of the companies composing the Group, to which the required adjustments and reclassifications were made to make them compliant with International Financial Reporting Standards, so that they present fairly the Sogecable Group's consolidated equity and financial position at 31 December 2005, and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in 2005.

The accompanying 2005 consolidated financial statements and the 2005 individual financial statements of the consolidated companies, once they have been prepared by each company's directors, will be submitted for approval by the shareholders at the respective Annual General Meetings, and it is considered that they will be approved without any changes. The 2004 financial statements were approved by the shareholders at the respective Annual General Meetings by the legally stipulated deadline.

c) Responsibility for the information and for the estimates made-

The information in these consolidated financial statements is the responsibility of the Group's directors. In preparing them, estimates were occasionally made by the senior executives of the Group in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied by recognising the effects of the change in estimates in the related future consolidated income statements.

d) Basis of consolidation-

The subsidiaries, which are defined as companies in which Sogecable, S.A. has a direct or indirect ownership interest of 50% or more and over whose management it exercises effective control, were fully consolidated. The companies over which the Parent only exercises significant influence, i.e. in which it has an ownership interest of 20% or more, and those over whose management it does not exercise effective control were accounted for using the equity method.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

In the case of companies whose accounting policies differ from those of the Parent, the required unification adjustments were made to ensure that uniform accounting policies were applied. Also, the required adjustments and reclassifications were made to make the financial information of the various Group companies compliant with the International Financial Reporting Standards that consolidated groups are obliged to apply (see Notes 3-a and 19).

All material accounts and transactions between the fully consolidated subsidiaries were eliminated on consolidation.

The share of third parties of the equity and profit or loss of the fully consolidated subsidiaries is presented under "Minority Interests" and "Profit (Loss) Attributed to Minority Interests" in the accompanying consolidated balance sheet and consolidated income statement, respectively.

When the equity of the subsidiaries in which the minority shareholders have an ownership interest is negative, the Group assumes the full amount of this negative equity.

(4) ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2005 and 2004 were as follows:

a) Presentation of the consolidated financial statements-

In accordance with IFRS 1, the Sogecable Group opted to categorise the assets presented in its consolidated balance sheet into current and non-current assets. Also, income and expenses are presented in the consolidated income statement on the basis of their nature. The cash flow statement was prepared using the indirect method.

b) Property, plant and equipment-

The Sogecable Group recognises property, plant and equipment at acquisition cost and depreciates these assets systematically over their useful lives, considering, where appropriate, any possible impairment losses. Upkeep and maintenance expenses incurred in the year are charged to the income statement.

The Sogecable Group depreciates its property, plant and equipment on a straight-line basis at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Structures	50-30
Machinery, fixtures and tools	5-10
Analogue decoders	10
Analogue keys and adapters	7
Digital decoders	7
Digital access cards	5-3
Computer hardware	4-5
Furniture	10
Other items of property, plant and equipment	4-5

The Sogecable Group analyses the recoverable amounts of its assets and records impairment allowances for the carrying amounts of the decoders, cards, keys and adapters or other items of property, plant and equipment that are not in an adequate condition to be used by the Group.

The Sogecable Group has leased certain items of property, plant and equipment under finance leases which it recognises as property, plant and equipment at the cost of the related asset. The assets held under finance leases relate mainly to digital transmodulators, plant, machinery, office furniture and computer hardware, and are depreciated by the straight-line method over the years of estimated useful life of the assets, which are the same as those applied for similar items of property, plant and equipment owned by the Group (see table above).

c) *Goodwill on consolidation-*

Any excess of the cost of the investments in the consolidated companies and associates over the corresponding underlying carrying amounts acquired is allocated, if attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than their carrying amounts, and to specific intangible assets whose fair value can be measured reliably. The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units.

The amount recognised under "Goodwill" in the accompanying consolidated balance sheet at 31 December 2005 arose in full from the acquisition during the year of a minority ownership interest of 2.25% in CanalSatélite Digital, S.L., a company that was already controlled by the Sogecable Group prior to the acquisition. It can be concluded from the business plan constantly updated by the Sogecable Group (see Note 7) that the value of this goodwill remained unchanged at 2005 year-end.

d) Intangible assets-

The Sogecable Group recognises its intangible assets at acquisition or production cost and amortises these assets systematically over their useful lives, considering, where appropriate, any possible impairment losses. All intangible assets have a definite, finite useful life.

"Intangible Assets" in the accompanying consolidated balance sheets comprises the following items:

- "Intellectual Property" reflects the amounts paid for the acquisition of the right to use certain trademarks or for the registration thereof. The balance of this item is being amortised on a straight-line basis at an annual rate of 20%.

- "Computer Software" includes the direct costs incurred in developing computer software and the acquisition cost of software applications acquired from third parties. The related items are amortised on a straight-line basis at an annual rate of 20% from the date on which their development is completed or from the date on which they are acquired.

- "Attraction of New Subscribers" includes the direct costs incurred in attracting new subscribers to satellite pay television and in installing the required equipment, after deducting the related income arising from connections and net of the related accumulated amortisation. These costs are amortised over a useful life of seven years, which is the estimated average subscription period. In addition, with respect to subscriptions cancelled during the year, the Group amortises in full the related unamortised costs that have been capitalised.

  "Attraction of New Subscribers" also includes certain costs that will give rise to income over several years incurred in the installation of communal satellite digital TV reception equipment (required to complete the satellite TV signal reception system), net of the related accumulated amortisation. These costs are also amortised over a useful life of seven years.

  The amortisation of these costs, which is performed as described above, is recognised by directly crediting the appropriate items on the asset side of the balance sheet.

- "Audiovisual Rights". This item in the accompanying consolidated balance sheet includes:

* *Advances on audiovisual productions-* The balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions. The Group starts to amortise these amounts from the date of commercial release of the related production, based on the projected revenues to be obtained therefrom.

* *Audiovisual productions-* The balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in the acquisition, where appropriate, of certain rights to screen these productions by Sociedad General de Cine, S.A. These assets are amortised on the basis of the projected revenues.

  The Group starts to amortise the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at cinemas, or from the date on which the definitive copy is obtained, in the case of television productions.

  Since 1 January 2000, the residual value of film productions released since November 1997 has been calculated as the lower of the present value of the future income in the second commercial cycle (ten years) or 15% of the cost of the film. This residual value is amortised over the period of the second commercial cycle of the production (ten years).

* *Screening rights and negatives-* The negatives relate to the screening rights to which the Group holds perpetual title. The related acquisition cost is amortised by the declining-balance method over the term of the rights (ten years in the case of negatives).

* *Other rights–* These relate to the advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A. (dissolved in 2005), CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights of sports clubs and corporations, and to the amounts paid by CanalSatélite Digital, S.L. to acquire the television and audiovisual rights to broadcast Spanish First and Second Division Football League and Knockout Cup matches (except for the final) under the pay-per-view system until the 2008/2009 season. These last-mentioned rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement. These amounts are amortised over the term of the related contracts.

  "Other Rights" also includes the amounts paid to acquire the audiovisual and television rights relating to Spanish Professional Football League Championship matches in the 1996/1997 and 1997/1998 seasons. These costs, which were borne by Audiovisual Sport, S.L. and were necessary in order to ensure the future exploitation of the rights, are being amortised over a total period of eight years, on the basis of present and future income until the end of the 2005/2006 season.

Also, this item in the accompanying consolidated balance sheets at 31 December 2005 and 2004 includes the cost of various long-term audiovisual and publicity rights (including both the cost of rights currently being exploited and the cost of the options to exploit these rights in the future). These rights are amortised, on the basis of the income obtained therefrom, over the term of the related contracts. At the date of preparation of these consolidated financial statements no decision had been made not to exercise these options.

"Other Rights" also includes the costs incurred in developing new thematic television channels; these costs are amortised, on the basis of the projected trend in the number of subscribers, over the life of the channels.

Lastly, this item in the accompanying consolidated balance sheets also includes the advances paid to suppliers of audiovisual rights, which will be recovered at long term.

e) Investments accounted for using the equity method-

Investments in consolidated associates over which the Group has significant influence but whose management it does not control and which cannot be classified as joint ventures were accounted for using the equity method. Under this method, the investment is initially measured at cost and subsequently adjusted on the basis of the Group's share of the equity of the investee.

f) Deferred tax assets-

"Deferred Tax Assets" includes the deferred tax assets and other tax assets arising from the losses incurred by certain companies in recent years, amounting to approximately EUR 1,303,135,000, which the companies or the Group will offset against the profits to be obtained by them in future years (see Note 7). This item also includes the temporary differences relating to the tax effect of the valuation adjustments made to the various consolidated balance sheet items as a result of the application of IFRSs.

g) Other non-current assets-

This item in the consolidated balance sheets at 31 December 2005 and 2004 includes the advances paid for certain broadcasting contracts, which are being charged to income using the straight-line method over the term of the contracts.

The amounts incurred in this respect which, based on the aforementioned method, will be charged to income in 2006 are recognised under "Other Current Assets" on the asset side of the accompanying consolidated balance sheet at 31 December 2005.

Prior to 31 December 2004, the above-mentioned items in the consolidated balance sheet included bank loan arrangement costs. On 1 January 2005, as required by IAS 39, these costs were reclassified and are deducted from the balances of "Non-Current Liabilities – Non-Current Bank Borrowings" and "Current Liabilities – Current Bank Borrowings" (see Notes 10 and 19).

h) Inventories-

Inventories are stated at cost and relate mainly to programme broadcasting rights.

Sogecable, S.A.'s broadcasting rights are taken to income as follows:

- Broadcasting rights for "Canal+", the premium pay-television channel:

    1. Film broadcasting rights acquired from third parties: these rights are taken to income on the basis of the viewing figures for each showing per the Company's audience surveys. The percentages charged for each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

    2. Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

    3. Series broadcasting rights: the cost of these rights is charged to income on a straight-line basis over the various showings.

    4. Other rights: these relate basically to documentaries, in-house productions and introductory programme slots, and are amortised when they are broadcast.

- Broadcasting rights for "Cuatro", the free-to-air television channel:

    1. Film and series broadcasting rights acquired from third parties (outside productions): these rights are taken to income at the date of the showing. If rights are acquired to broadcast more than one screening, 75% of the

cost is charged to income at the date of the first screening and 25% at the date of the second screening.

2. Broadcasting rights for in-house or commissioned production programmes and series: the cost of these rights is charged to income in full at the date of the first showing.

3. Other rights: these are recognised as a current expense at the date of the related showing.

Also, the Group recognises the expense relating to the cost of inventories the broadcasting rights on which have expired or whose recoverable amounts are substantially lower than cost.

i) Long-term deferred income-

This item in the accompanying consolidated balance sheets includes the income relating to agreements reached with operators entitling the Group, over various periods, to exploit the audiovisual rights for Spanish Football League and Knockout Cup matches under the pay-per-view system. The related amounts are credited to income on a straight-line basis over the period for which access has been guaranteed to the audiovisual rights owned by the Group.

The income from services to be provided over various periods and paid in advance by third parties at 31 December 2005, which is also included under "Long-Term Deferred Income", is recognised in the income statement on an accrual basis.

The amounts relating to these agreements and to the services to be provided over various periods which, based on the aforementioned recognition criteria, will be taken to income in 2006 are recorded under "Short-Term Deferred Income" on the liability side of the accompanying consolidated balance sheet at 31 December 2005.

j) Current/non-current classification-

The Sogecable Group classifies its debts as current items (due to be settled within twelve months) or non-current items (due to be settled within more than twelve months).

k) Corporation tax-

In 1996 the Company started to file consolidated corporation tax returns, in accordance with Corporation Tax Law 43/1995, of 27 December. Sogecable, S.A. is the Parent of the tax group, which in 2005 included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y

Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L., Sogecable Fútbol, S.L., Cable Antena, S.A., Servicios Técnicos de Sogecable, S.L., Plataforma Logística de Usuarios de Sogecable, S.L., CanalSatélite Digital, S.L., Sogepaq, S.A., DTS Distribuidora de Televisión Digital, S.A., Audiovisual Sport, S.L., Vía Atención Comunicación, S.L., Vía Interactiva, S.L., Sogecable Media, S.L. and Sogecable Editorial, S.L.

Corporation tax is calculated on the basis of accounting profit determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable profit.

The corporation tax expense or revenue is obtained by adding to the tax bases of the consolidated tax group of which Sogecable, S.A. is the Parent the tax bases of the fully consolidated companies that do not form part of the consolidated tax group.

The Sogecable Group recognises as a lower corporation tax expense the temporary difference arising from the reversal of certain investment valuation allowances that were considered to be tax-deductible when they were recorded and which, therefore, are included in the current taxable profit of the tax group. This reduction of the corporation tax expense is recognised with a charge to "Deferred Tax Liabilities" in the accompanying consolidated balance sheet at 31 December 2005 (see Note 19).

Also, the Sogecable Group recognises as an addition to or a reduction of equity the tax effect of the gains or losses which in accordance with IFRSs are recognised directly in equity in the accompanying consolidated balance sheets.

At 31 December 2005 and 2004, the consolidated Group recognised a corporation tax expense of EUR 838,000 and a corporation tax revenue of EUR 74,335,000, respectively, relating to the tax bases and tax credits for those years.

l) *Foreign currency transactions-*

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. Exchange differences arising from application of this translation method are charged or credited, as appropriate, to profit for the year.

At year-end, foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates then prevailing, and any difference is recognised in the consolidated income statement.

The Group makes purchases in foreign currencies for significant amounts which are not disclosed because of their strategic nature for the Group.

The Sogecable Group has arranged certain financial instruments in order to mitigate its risk exposure to fluctuations in exchange rates. As indicated in Notes 3 and 19, the Sogecable Group opted to apply IASs 32 and 39 for the first time on 1 January 2005. On that date these financial instruments were recognised at their market value as a reduction of equity. In accordance with IFRSs, from 1 January 2005, any changes in the value of these instruments are recognised, by nature, as period finance costs or income (see Note 10).

m) Revenue and expense recognition-

Revenue and expenses are recognised on an accrual basis.

However, in accordance with the accounting principle of prudence, only realised income at year-end is recorded, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

n) Basic earnings per share-

Basic earnings per share are calculated by dividing net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies.

The Group did not perform any transactions of any kind leading to diluted earnings per share other than the basic earnings per share.

o) Cash flow statement-

The following terms are used in the accompanying consolidated cash flow statements for 2005 and 2004:

- Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

- Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

- Financing activities: activities that result in changes in the size and composition of equity and borrowings.

p) Working capital-

As a result of the nature of the business activities of the Parent and of its subsidiaries, of the investments made in the years ended 31 December 2005 and

2004, current liabilities exceed current assets. The directors consider that in view of the income that will be generated in the future by the Parent and by its subsidiaries and of the financing currently available, sufficient funds will be obtained to make it possible to settle the Group's debts as they mature.

(5) PROPERTY, PLANT AND EQUIPMENT

The transactions recognised in 2005 and 2004 in the various items of property, plant and equipment and the related accumulated depreciation and impairment losses are summarised as follows:

2004-

	Thousands of Euros				
	Balance at 01/01/04	Additions	Retirements	Transfers	Balance at 31/12/04
Cost-					
Land and structures	45,932	176	-	-	46,108
Machinery, fixtures and tools	62,202	6,261	-	-	68,463
Decoders, cards, keys and adapters	916,136	20,077	(25,782)	-	910,431
Computer hardware	27,159	2,756	(20)	-	29,895
Other property, plant and equipment	6,604	41	(14)	-	6,631
Total cost	**1,058,033**	**29,311**	**(25,816)**	-	**1,061,528**
Accumulated depreciation-					
Structures	(970)	(742)	-	-	(1,712)
Machinery, fixtures and tools	(16,484)	(11,196)	-	-	(27,680)
Decoders, cards, keys and adapters	(608,692)	(107,655)	24,245	-	(692,102)
Computer hardware	(18,395)	(3,502)	18	-	(21,879)
Other property, plant and equipment	(2,988)	(823)	13	-	(3,798)
Total accumulated depreciation	**(647,529)**	**(123,918)**	**24,276**	-	**(747,171)**
Impairment losses	**(63,869)**	**(13,092)**	**1,537**	-	**(75,424)**

The additions to "Decoders, Cards, Keys and Adapters" in 2004 relate mainly to the acquisitions of digital decoders by Canal Satélite Digital, S.L., digital cards by DTS Distribuidora de Televisión Digital, S.A. and analogue keys by Sogecable, S.A.

Also in 2004, in connection with the foregoing, the Group replaced all the conditional access cards of the subscribers of DTS Distribuidora de Televisión Digital, S.A. and, accordingly, removed from the balance sheet the cost, accumulated depreciation and allowances recognised at 31 December 2003 in this respect. It also replaced all the access keys of the analogue subscribers of Sogecable, S.A. that had been fully depreciated at 31 December 2004, and retired their cost and accumulated depreciation.

The additions to "Machinery, Fixtures and Tools" in 2004 relate to the investments made in the fixtures, machinery and technical equipment required to provide television services in the building located in Tres Cantos (Madrid), where most of the Sogecable Group companies are headquartered.

At 31 December 2004, the Group held various assets under finance leases, the salient information thereon being as follows:

Thousands of Euros					
Cost	Purchase Option	Contract Term (Months)	Period Elapsed (Months)	Lease Payments Paid	Lease Payments Outstanding
181	3	60	30	100	103
93	3	36	30	83	19
7,111	134	60	30	3,942	4,042
1,178	22	60	30	646	676
21	-	60	28	11	13
202	4	60	28	105	122
23	1	60	27	11	14
1,896	35	60	27	936	1,182
103	2	60	27	51	64
344	6	60	24	150	232
2,842	163	60	57	3,226	163
3,001	3	63	53	2,949	513
2,617	49	60	37	1,783	1,159
19,612	**425**			**13,993**	**8,302**

2005-

	Thousands of Euros				
	Balance at 31/12/04	Additions	Retirements	Transfers	Balance at 31/12/05
Cost-					
Land and structures	46,108	-	(191)	-	45,917
Machinery, fixtures and tools	68,463	10,531	(51)	(96)	78,847
Decoders, cards, keys and adapters	910,431	35,724	(207,125)	-	739,030
Computer hardware	29,895	2,875	(98)	113	32,785
Other property, plant and equipment	6,631	213	(85)	(17)	6,742
Total cost	**1,061,528**	**49,343**	**(207,550)**	-	**903,321**
Accumulated depreciation-					
Structures	(1,712)	(742)	41	-	(2,413)
Machinery, fixtures and tools	(27,680)	(10,569)	22	55	(38,172)
Decoders, cards, keys and adapters	(692,102)	(73,603)	182,975	-	(582,730)
Computer hardware	(21,879)	(2,751)	41	(55)	(24,644)
Other property, plant and equipment	(3,798)	(743)	34	-	(4,507)
Total accumulated depreciation	**(747,171)**	**(88,408)**	**183,113**	-	**(652,466)**
Impairment losses	**(75,424)**	**1,978**	**24,149**	-	**(49,297)**

The additions to "Decoders, Cards, Keys and Adapters" in 2005 relate to the acquisitions of digital decoders by CanalSatélite Digital, S.L. and DTS Distribuidora de Televisión Digital, S.A.

In 2005 the Sogecable Group retired the cost, accumulated depreciation and impairment losses of the analogue decoders, adapters and access keys since, as indicated in Note 1, it discontinued the analogue broadcasts of the "Canal+" pay-television channel. In addition, it retired the cost, accumulated depreciation and impairment losses recorded for the digital decoders and cards that were not in an adequate condition to be used.

The additions to "Machinery, Fixtures and Tools" in 2005 relate to the investments made in the fixtures, machinery and technical equipment required to provide television services in the building located in Tres Cantos (Madrid), where most of the Sogecable Group companies are headquartered.

At 31 December 2005, the Group held various assets under finance leases, the salient information thereon being as follows:

Thousands of Euros					
Cost	Purchase Option	Contract Term (Months)	Period Elapsed (Months)	Lease Payments Paid	Lease Payments Outstanding
181	3	60	42	140	63
7,111	134	60	42	5,501	2,468
1,178	22	60	42	904	416
21	-	60	40	15	8
202	4	60	40	149	78
23	1	60	39	16	9
1,896	35	60	39	1,350	766
103	2	60	39	73	41
344	6	60	36	224	156
11,059	**207**			**8,372**	**4,005**

At 31 December 2005, the Group had adequately insured its property, plant and equipment.

(6) INTANGIBLE ASSETS

The transactions recognised in 2005 and 2004 in the various intangible asset items and the related accumulated amortisation and impairment losses are summarised as follows:

2004-

	Thousands of Euros				
	Balance at 01/01/04	Additions	Retirements and Transfers	Amortisation	Balance at 31/12/04
Cost-					
Intellectual property	2,372	108	-	-	2,480
Computer software	53,848	5,753	(4)	-	59,597
Attraction of new subscribers	166,905	36,297	-	(70,516)	132,686
Audiovisual and sports broadcasting rights	651,307	13,471	(50,619)	(2,391)	611,768
Other intangible assets	317	-	-	-	317
Total cost	**874,749**	**55,629**	**(50,623)**	**(72,907)**	**806,848**
Accumulated amortisation-					
Intellectual property	(2,012)	(132)	-	-	(2,144)
Computer software	(37,242)	(6,623)	4	-	(43,861)
Audiovisual and sports broadcasting rights	(310,091)	(83,368)	44,506	-	(348,949)
Other intangible assets	(256)	(28)	-	-	(284)
Total accumulated amortisation	**(349,601)**	**(90,147)**	**44,510**	**-**	**(395,238)**
Impairment losses	**(476)**	**-**	**-**	**-**	**(476)**

The additions to "Attraction of New Subscribers" in 2004 relate mainly to the costs incurred by the Group in attracting new subscribers to satellite digital pay-television in relation to the items described in Note 4-d to these consolidated financial statements.

The additions to "Audiovisual and Sports Broadcasting Rights" in 2004 relate mainly to the investments amounting to approximately EUR 7,485,000 made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film productions and audiovisual rights for their distribution.

The retirements from "Audiovisual and Sports Broadcasting Rights" in 2004 relate fundamentally to audiovisual rights whose exploitation period and term had expired and which had been fully amortised at 31 December 2004. The positive carrying amount retired relates mainly to transfers to "Inventories" in the consolidated balance sheet at 31 December 2004, relating to rights to be amortised in 2005.

2005-

	Thousands of Euros				
	Balance at 31/12/04	Additions	Retirements and Transfers	Amortisation	Balance at 31/12/05
Cost-					
Intellectual property	2,480	263	-	-	2,743
Computer software	59,597	7,286	(393)	-	66,490
Attraction of new subscribers	132,686	72,169	-	(53,961)	150,894
Audiovisual and sports broadcasting rights	611,768	9,894	(23,622)	(2,408)	595,632
Other intangible assets	317	-	(259)	-	58
Total cost	**806,848**	**89,612**	**(24,274)**	**(56,369)**	**815,817**
Accumulated amortisation-					
Intellectual property	(2,144)	(139)	-	-	(2,283)
Computer software	(43,861)	(6,947)	246	-	(50,562)
Audiovisual and sports broadcasting rights	(348,949)	(81,077)	15,991	-	(414,035)
Other intangible assets	(284)	(5)	257	-	(32)
Total accumulated amortisation	**(395,238)**	**(88,168)**	**16,494**	**-**	**(466,912)**
Impairment losses	**(476)**	**-**	**-**	**-**	**(476)**

The additions to "Attraction of New Subscribers" in 2005 relate mainly to the costs incurred by the Group in attracting new subscribers to satellite digital pay-television in relation to the items described in Note 4 d) to these consolidated financial statements.

The additions to "Audiovisual and Sports Broadcasting Rights" in 2005 relate basically to the investments totalling approximately EUR 6,156,000 made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film productions and audiovisual rights for their distribution. The other additions to this item relate to the acquisition of sports broadcasting rights for exploitation in future years.

The retirements from "Audiovisual and Sports Broadcasting Rights" in 2005 relate fundamentally to audiovisual rights whose exploitation period and term had expired and which had been fully amortised at 31 December 2005. The positive carrying amount retired relates mainly to transfers to "Inventories" in the consolidated balance sheet at 31 December 2005, relating to rights to be amortised in 2006.

The detail of the carrying amount of "Audiovisual and Sports Broadcasting Rights" at 31 December 2005 and 2004 is as follows:

	Thousands of Euros	
	Carrying Amount	
	31/12/05	31/12/04
Audiovisual productions and rights on the distribution of audiovisual productions	88,511	98,284
Exclusivity rights	17,283	25,384
Football League Championship and Knockout Cup rights (Note 4-d)	34,420	94,428
Publicity rights and options and other	41,383	44,723
	181,597	**262,819**

"Publicity Rights and Options and Other" includes approximately EUR 31,131,000 and EUR 34,136,000 relating to the carrying amounts at 31 December 2005 and 2004, respectively, of the cost of the acquisition in 2001 of the right to commercially exploit 10% of all the rights of Real Madrid Club de Fútbol, including publicity rights of the club and its players and merchandising rights until June 2013.

(7) OTHER NON-CURRENT ASSETS

The transactions recognised in 2005 and 2004 in the various items composing "Other Non-Current Assets" are summarised as follows:

2004-

	Thousands of Euros			
	Balance at 01/01/04	Additions	Retirements or Transfers	Balance at 31/12/04
Non-current financial assets	20,379	22	(12,823)	7,578
Investments in companies accounted for using the equity method	41,622	-	(11,251)	30,371
Deferred tax assets	1,201,584	77,723	27,869	1,307,176
Other non-current assets	57,027	-	(9,552)	47,475

2005-

	Thousands of Euros			
	Balance at 01/01/05	Additions	Retirements or Transfers	Balance at 31/12/05
Non-current financial assets	7,578	64	(1,666)	5,976
Investments in companies accounted for using the equity method	30,371	-	(13,047)	17,324
Deferred tax assets	1,322,428	24,681	(43,974)	1,303,135
Other non-current assets	16,261	-	(2,489)	13,772

a) ***Non-current financial assets-***

This item in the accompanying consolidated balance sheets at 31 December 2005 and 2004 includes, inter alia, long-term loans granted to associates, the detail of which is as follows:

	Thousands of Euros	
	31/12/05	31/12/04
Compañía Independiente de Noticias de Televisión, S.L.	4,791	4,791
Sogecable Música, S.L.	-	331
	4,791	**5,122**

At 31 December 2005 and 2004, Sogecable, S.A. had granted to Compañía Independiente de Noticias de Televisión, S.L. a participating loan of approximately EUR 4,791,000, which earns interest at market rates. Also, in 2005 the loan granted by Compañía Independiente de Televisión, S.L. to Sogecable Música, S.L. was repaid.

b) ***Investments in companies accounted for using the equity method-***

The detail of "Investments in Companies Accounted for Using the Equity Method" at 31 December 2005 and 2004 is as follows:

	Thousands of Euros			
	31/12/05	%	31/12/04	%
Warner Lusomundo Sogecable Cines de España, S.A.	-	-	6,491	33.33
Compañía Independiente de Noticias de Televisión, S.L.	-	50.00	-	50.00
Sogecable Música, S.L.	1,220	50.00	1,152	50.00
Canal+ Investments, Inc.	13,604	60.00	20,604	60.00
Jetix España, S.L. (formerly Fox Kids España, S.L)	1,438	50.00	1,014	50.00
Canal Club de Distribución de Ocio y Cultura, S.A.	1,062	25.00	1,110	25.00
Euroleague Marketing, S.L.	-	-	-	50.00
	17,324		**30,371**	

The retirements from "Investments Accounted for by the Equity Method" in 2004 relate mainly to the Group's share of the losses reported by certain companies accounted for using the equity method, and to the retirement due to the change in consolidation method as a result of the increase in the Group's ownership interest in StudioCanal Spain, S.L. (see Note 2).

The retirements from "Investments Accounted for by the Equity Method" in 2005 relate mainly to the Group's share of the profits or losses reported by certain companies accounted for using the equity method, and to the disposal of the holdings in Warner Lusomundo Sogecable Cines de España, S.A. and Euroleague Marketing, S.L. (see Note 2).

In addition, at 31 December 2005 and 2004, the Group had ownership interests in certain companies accounted for using the equity method the negative carrying amount of which is included under "Long-Term Provisions" in the accompanying consolidated balance sheets, the detail being as follows:

	Thousands of Euros			
	31/12/05	%	31/12/04	%
Compañía Independiente de Noticias de Televisión, S.L.	2,024	50.00	2,674	50.00
Euroleague Marketing, S.L.	-	-	2,868	50.00
	2,024		**5,542**	

c) *Deferred tax assets-*

"Deferred Tax Assets" in the consolidated balance sheets at 31 December 2005 and 2004 includes the Group's various tax assets, which relate mainly to the tax loss carryforwards and tax credits recognised by certain Group companies and to the temporary differences arising from the different recognition criteria used for accounting and tax purposes. The changes in 2005 and 2004 in the deferred tax assets and other tax assets were as follows:

2004-

	Thousands of Euros				
	Balance at 01/01/04	Additions	Retirements	Transfers	Balance at 31/12/04
Tax assets	1,223,593	77,723	(1,554)	1,234	1,300,996
Deferred tax assets	91,641	-	(87,905)	(1,234)	2,502
Temporary difference (IFRSs)	5,515	-	(1,837)	-	3,678
Provisions	(119,165)	-	119,165	-	-
	1,201,584	**77,723**	**27,869**	-	**1,307,176**

2005-

	Thousands of Euros				
	Balance at 01/01/05	Additions	Retirements	Transfers	Balance at 31/12/05
Tax assets	1,300,996	15,288	(35,576)	541	1,281,249
Deferred tax assets	2,502	6,563	-	(541)	8,524
Temporary difference (IFRSs)	18,930	2,830	(8,398)	-	13,362
	1,322,428	**24,681**	**(43,974)**	-	**1,303,135**

The difference between the balances of "Temporary Differences (IFRSs)" at 31 December 2004 and 1 January 2005 relates to the tax effect of the first-time application of IASs 32 and 39 on 1 January 2005 (see Note 19).

The Sogecable Group capitalised the tax assets that arose from the losses incurred in launching the satellite pay-television business. The most significant losses in this respect were those recognised by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Sogecable Group. Also, the Group capitalised the tax assets that arose from the losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. in 2003 and 2004. The capitalisation of these tax assets is justified under International Financial Reporting Standards and their recovery is reasonably assured on the basis of the recent performance of the pay-television business and the forecasts contained in the Sogecable Group's business plan.

In this respect, Sogecable Group management prepared a long-term business plan, which it has kept updated, and in which, among other things, matters relating to the Group's future strategy, compliance with the conditions for integration established by the Council of Ministers, studies by independent third parties, experiences of other operators similar to the Group in neighbouring countries, and the proven experience in recent years of the Sogecable Group in the pay-television market in Spain were taken into account.

The assumptions used in this business plan, which were conservative, relate to matters such as the penetration of pay television in Spain, the Sogecable Group's share of this penetration, the evolution of the number of subscribers and of the prices of the services offered by the Group, and the general trend in costs, in particular programming costs. In this respect, the projection for the long-term penetration of pay television in Spain, as far ahead as 2014, is several points below the current penetration rates in neighbouring countries. Also, these rates are generally lower than those projected by independent third-party consultants. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. Following the launch at the end of 2005 of "Cuatro", the national-coverage free-to-air television channel, the Group included this new business operation in its medium- and long-term business plan. To this end, it considered the current situation of the free-to-air advertising and television market in Spain and estimated increasing, albeit conservative, market shares for the Group. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that, despite the fact that the Group incurred significant losses in 2003 and 2004, mainly as a result of the aforementioned restructuring process, it will foreseeably report rising earnings figures at medium term which, together with its legal restructuring, will enable the tax assets recognised by the Sogecable Group to be recovered.

(8) OTHER RECEIVABLES

The detail of the balance of "Other Receivables" in the accompanying consolidated balance sheets at 31 December 2005 and 2004 is as follows:

	Thousands of Euros	
	31/12/05	31/12/04
Advances to suppliers	80,480	102,874
TVC Multimedia, S.L.	-	30,000
Tax receivables	17,335	22,330
Other sundry receivables	10,277	9,804
	108,092	**165,008**

(9) EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The transactions recognised in "Equity of the Parent" in 2005 and 2004 are summarised in the accompanying consolidated statements of changes in equity.

Share capital-

At 31 December 2004, the share capital was represented by 126,004,370 fully subscribed and paid registered shares of EUR 2 par value each.

At the Annual General Meeting of Sogecable, S.A. on 27 April 2005, the shareholders authorised the Board of Directors to resolve, on one or several occasions, to increase the share capital by up to EUR 20 million, and granted it the power to disapply pre-emptive subscription rights. Subsequently, on that same day, the Board of Directors delegated to the Executive Committee and the Chief Executive Officer on a joint and several basis the power to establish the terms and conditions of the capital increase to be performed.

Accordingly, it was resolved to increase share capital through the issuance of 7,560,261 new ordinary shares of EUR 2 par value each, with a share premium of EUR 22.47 per share. The purpose of the capital increase was to repay the participating loans granted by the Company's reference shareholders (PRISA, Telefónica de Contenidos, S.A.U. and Vivendi Universal) (see Note 11). After the related prospectus was filed with the Spanish National Securities Market Commission (CNMV) on 20 May 2005, on 9 June 2005, the capital increase was subscribed in full by the Company's then shareholders, which were granted pre-emptive subscription rights.

Following this capital increase, at 31 December 2005, the share capital was represented by 133,564,631 fully subscribed and paid registered shares of EUR 2 par value each.

The detail of the shareholders and of their respective percentages of ownership at the date of preparation of these consolidated financial statements is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	24.501
Telefónica de Contenidos, S.A.U.	22.228
Vivendi Universal, S.A. (*)	7.049
Other	46.222
	100.000

(*) Direct and indirect holding as reported by Vivendi Universal to the Spanish National Securities Market Commission (CNMV) in December 2005.

Share premium-

The share premium arose in 1999, when the Company's Executive Committee, with the prior authorisation of the Board of Directors (which in turn had previously been authorised by the shareholders at the Annual General Meeting), resolved to increase share capital by EUR 13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of EUR 2 par value each. The amount of the share premium relating to the shares offered in the IPO was established as the difference between the offer price and the par value of each share. On 21 June 1999, the Company was admitted to listing on the Spanish computerised trading system ("Continuous Market").

Subsequently, in 2003, in the capital increase arranged for subscription by the shareholders of DTS Distribuidora de Televisión Digital, S.A., 28,980,629 new shares of EUR 2 par value each were subscribed. These shares were fully subscribed and paid through the non-monetary contribution of the shares of DTS Distribuidora de Televisión Digital. The share premium in this capital increase amounted to EUR 13.51 per share.

In 2005, as a result of the capital increase described in the preceding section, 7,560,261 new shares of EUR 2 par value each were subscribed, with a share premium of EUR 22.47 per share.

The Corporations Law expressly permits the use of the share premium balance to increase capital and does not establish any specific restrictions as to its use.

Legal reserve-

Under the consolidated Corporations Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury shares-

Article 79 of the consolidated Corporations Law states that if a company acquires treasury shares or shares of its parent, it must record a restricted reserve on the liability side of the balance sheet equal to the amount of the treasury shares or shares of the parent included in assets. This reserve must be maintained until the shares have been disposed of or retired.

At 31 December 2003, the reserve for treasury shares amounted to EUR 649,000, which related to the acquisition cost of the treasury shares held by the Group at that date, net of the valuation adjustments recorded at that date. The par value of the treasury shares held by the Group at 31 December 2003 represented 0.15% of the share capital.

In 2004 all the treasury shares held by the Parent at 31 December 2003 were used to implement the stock option plan, which expired during the year, for the Group's executive directors and executives. Accordingly, the provision recorded against reserves to adjust the market value of the treasury shares to the underlying book value of equity and the reserve for treasury shares recorded in prior years were transferred to voluntary reserves.

Prior period consolidated loss-

The breakdown, by company, of the balance of "Prior Period Consolidated Loss" at 31 December 2005 and 2004 is as follows:

	Thousands of Euros	
	31/12/05	31/12/04
Prior period profit (loss) of fully consolidated companies:		
Sogecable, S.A.	153,747	161,462
Centro de Asistencia Telefónica, S.A.	5,285	4,356
Gestión de Derechos Audiovisuales y Deportivos, S.A.	-	47,884
CanalSatélite Digital, S.L.	(280,221)	(280,213)
Sociedad General de Cine, S.A.	13,396	12,296
Sogepaq, S.A.	(501)	(1,224)
Compañía Independiente de Televisión, S. L.	(17,819)	15,651
Cable Antena, S.A.	-	625
Cinemanía, S.L.	(19,818)	(17,846)
Sogecable Fútbol, S.L.	-	(31,775)
Servicios Técnicos de Sogecable, S.L.	-	(5,554)
Plataforma Logística de Usuarios de Sogecable, S.L.	-	(6,487)
DTS Distribuidora de Televisión Digital, S.A.	(157,588)	(99,344)
Vía Interactiva, S.L.	-	1
Vía Atención Comunicación, S.L.	(4,464)	(3,798)
StudioCanal Spain, S.L.	-	184
Audiovisual Sport, S.L.	(223,385)	(178,443)
	(531,368)	(382,225)
Prior period profit (loss) of companies accounted for using the equity method:		
Warner Lusomundo Sogecable Cines de España, S.A.	-	(2,610)
Sogecable Música, S.L.	258	274
Compañía Independiente de Noticias de Televisión, S.L.	(3,395)	(3,490)
Canal + Investments, Inc.	(46,447)	(37,147)
Jetix España, S.L. (formerly Fox Kids España, S.L.)	862	247
Canal Club de Distribución de Ocio y Cultura, S.A.	(4,830)	(4,735)
Euroleague Marketing, S.L.	-	(517)
	(53,552)	(47,978)
	(584,920)	**(430,203)**

Minority interests-

This item in the accompanying consolidated balance sheets at 31 December 2005 and 2004 relates to the equity of minority shareholders in the fully consolidated companies.

The transactions recognised under "Minority Interests" in 2005 and 2004 are summarised in the accompanying consolidated statements of changes in equity. The detail of these transactions is as follows:

	Thousands of Euros
Balance at 31 December 2003	**26,396**
Capital increases	8,498
Share of loss for the year	(8,239)
Balance at 31 December 2004	**26,655**
Capital increases	12,020
Share of profit for the year	417
Acquisition of minority interests	(3,995)
Balance at 31 December 2005	**35,097**

At 31 December 2005 and 2004, the balance of this item in the accompanying consolidated balance sheets related basically to the minority shareholders of CanalSatélite Digital, S.L. and Cinemania, S.L.

(10) BANK BORROWINGS

The detail of the Group's bank borrowings at 31 December 2004 and 2005, is as follows:

2004-

		Thousands of Euros		
	Maturity	Limit Granted	Amount Drawn Down with Current Maturity	Amount Drawn Down with Non-Current Maturity
Loan and syndicated credit facility	2005-2010	1,350,000	10,000	1,120,000
Other credit facilities	2005-2007	40,269	23,562	1,430
		1,390,269	**33,562**	**1,121,430**

2005-

		Thousands of Euros		
	Maturity	Limit Granted	Amount Drawn Down with Current Maturity	Amount Drawn Down with Non-Current Maturity
Loan and syndicated credit facility	2006-2011	1,200,000	25,000	900,000
Other credit facilities	2006-2009	92,193	87,753	1,406
		1,292,193	**112,753**	**901,406**

In August 2003 Sogecable, S.A. entered into an agreement with a group of financial institutions for a loan and syndicated credit facility amounting to EUR 1,350,000,000. This transaction consisted of a non-current loan of EUR 1,250 million and a credit facility of EUR 100 million available throughout the term of the loan.

In 2005 the Sogecable Group renegotiated the terms and conditions of these bank borrowings and in July 2005 entered into a new agreement, which replaces the prior agreement, for a syndicated credit facility amounting to EUR 1,200,000,000. This new agreement consists of a non-current loan of EUR 900,000,000 and a current credit facility of EUR 300,000,000 available throughout the term of the loan. The non-current portion matures at six-and-a-half years and is repayable in 10 consecutive half-yearly payments of increasing amounts. Repayment will commence in 2007 with payments totalling EUR 90,000,000, and the final payment will be made in December 2011.

The interest rate applicable to this loan and syndicated credit facility is Euribor plus a spread, initially set at 0.95%. However, under this agreement, the spread may be adjusted to between 1.15% and 0.50% based on certain financial ratios. The Group has arranged certain financial instrument hedges to limit the maximum interest rates stipulated in the agreement.

This loan agreement stipulates that the Group must comply with certain obligations, including a limit on bank borrowings, other than that under the agreement, of EUR 100,000,000, and restrictions on the guarantees and financing that the Sogecable Group may provide to non-significant subsidiaries and to third parties, on modifications to the control, structure and shareholdings of the Parent, on the sale or disposal by Sogecable, S.A. of shares or ownership interests in significant Group companies, on the distribution of dividends, except in certain cases, and on the sale or disposal of significant assets of these companies. The Group must also comply with certain financial ratios during the term of the loan. Group management considers that all the obligations under this agreement have been met to date.

This agreement is jointly and severally guaranteed by the Sogecable Group companies which, in accordance with certain parameters established in the agreement, were considered to be significant subsidiaries at the time the agreement was entered into, namely: DTS Distribuidora de Televisión Digital, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. CanalSatélite Digital, S.L. and Audiovisual Sport, S.L., despite being significant companies, are excluded as guarantors of the loan until compliance with certain terms and conditions established in the agreement oblige them to become party to it.

Under the agreement, to secure the loan a mortgage was taken out on the property owned by the Sogecable Group in the locality of Tres Cantos (Madrid), which houses the registered office of Sogecable, S.A. Also, pledges were arranged on all the equity interests owned by Sogecable, S.A. in the other significant companies and loan guarantors, on trademarks and other intangible assets, and on property, plant and equipment and present and future collection rights, as provided for by the agreement.

The total amount of bank borrowings maturing in 2006 includes the balances drawn down against certain credit facilities which, although they mature at over one year, are extendible for one-year periods, as stipulated in the related agreements. Accordingly, the Company classified these balances under "Current Banking Borrowings" in the accompanying consolidated balance sheet at 31 December 2005.

Also, the total amount at 31 December 2005, includes the unmatured interest accrued at that date amounting to approximately EUR 741,000 and certain bank borrowings amounting to EUR 18,000,000 guaranteed by the minority shareholders of Audiovisual Sport, S.L.

At 31 December 2005, the headings "Non-Current Bank Borrowings" and "Current Bank Borrowings" in the accompanying consolidated balance sheet included the market value of several interest rate hedges and foreign currency hedges arranged by the Group with various financial institutions totalling approximately EUR 14,037,000, of which the most material amounts related to foreign currency hedges. As indicated in Notes 3 and 19, the Sogecable Group opted to apply IASs 32 and 39 for the first time on 1 January 2005. On that date these financial instruments were recognised at their market value as a reduction of equity. In accordance with IFRSs, from 1 January 2005, any changes in the value of these instruments are recognised, by nature, as finance costs or income.

Additionally, the aforementioned headings in the accompanying consolidated balance sheet at 31 December 2005, include, as an adjustment to bank borrowings, the costs incurred in arranging the above-mentioned bank loans. Until 31 December 2004, these costs were recognised under "Other Non-Current Assets" in the consolidated balance sheet; however, on 1 January 2005, they were deducted from bank borrowings in accordance with IAS 39.

Also, at 31 December 2004, the Parent guaranteed, for EUR 6,300,000, the credit facility that Compañía Independiente de Noticias de Televisión, S.L. has with financial institutions for a total limit of EUR 7,200,000, against which approximately EUR 1,676,000 had been drawn down at 31 December 2004. In 2005 this associate renegotiated its bank borrowings, for which Sogecable, S.A. is no longer a guarantor.

(11) OTHER NON-CURRENT FINANCIAL LIABILITIES

a) Participating loans from shareholders-

Under the agreements reached between Sogecable, S.A. and Telefónica in 2003, which are described in the consolidated financial statements for that year, the reference shareholders of Sogecable, S.A., i.e. Promotora de Informaciones, S.A. (PRISA), Telefónica de Contenidos, S.A.U. and Groupe Canal+, S.A. (now Vivendi Universal) agreed to contribute to the financing of the Company, each contributing EUR 50,000,000 to a participating loan of EUR 150,000,000, arranged on 10 July 2003, which matures at ten years and bears annual interest of 11%.

This heading in the accompanying consolidated balance sheet at 31 December 2005, includes, in addition to the principal of EUR 150,000,000, the accrued interest payable which, in accordance with the terms and conditions of the agreements entered into, was capitalised, since the conditions for its settlement had not been met.

In June 2005 the Sogecable Group repaid the aforementioned participating loans in advance through the payment of the initial principal of EUR 150,000,000 and all the accrued interest payable at the date of settlement of the loans.

Pursuant to Royal Decree 7/1996, the repayment of the participating loan requires a simultaneous increase in the equity of Sogecable, S.A. for the amount of the loan. This obligation was met through the capital increase described in Note 9.

In accordance with current legislation, participating loans represent a liability for the Company; however, they are treated as equity for the purposes of capital reductions and the liquidation of companies provided for in Articles 163 and 260 of the consolidated Corporations Law.

b) Subordinated loan from shareholders-

Also, under the agreements reached between Sogecable, S.A. and Telefónica, which are described in detail in the 2003 consolidated financial statements, for the purpose of contributing to the financing of the integration process, Sogecable, S.A. offered its shareholders the possibility of participating in the grant of a subordinated loan of EUR 175,000,000 to the Company. This loan was fully subscribed on 19 August 2003, the main participant being Telefónica de Contenidos, S.A.U. (approximately EUR 172,493,000).

The subordinated nature of this loan relates mainly to the fact that any amount owed thereunder will be conditional upon the meeting of the payment obligations claimable at any time under the syndicated loan arranged by the Company with a group of banks, as described in Note 10. This subordinated loan matures at nine years and bears annual interest of 10.28%.

In addition to the fixed remuneration for the subordinated loan, when it was subscribed, the Company delivered 1,260,043 warrants conferring purchase option rights on shares of Sogecable, S.A. with no additional disbursement other than repayment of the loan. Each warrant delivered grants the right to acquire one share of Sogecable, S.A. at a price of EUR 26 on maturity of the subordinated loan. At the exercise date of the warrants, Sogecable, S.A. may opt to hand over shares of the Company at the established exercise price or to settle the difference between the market value of the shares and this exercise price. In any case, in May 2003 the Annual General Meeting authorised the Board of Directors, should the need arise, to carry out a capital increase to cover this issue.

This heading in the accompanying consolidated balance sheet at 31 December 2005, includes, in addition to the principal of EUR 175,000,000, the accrued interest payable which, in accordance which the terms of the agreement, was capitalised since the conditions for its settlement had not been met.

In 2005, as part of the renegotiation of the bank syndicated loan carried out by Sogecable, S.A. with a group of banks (see Note 10), the Group reimbursed the principal and all the accrued interest payable until that date, which totalled approximately EUR 3,006,000, net of tax, to all the lenders that did not subordinate their loan to the new bank financing arrangement.

Also, on 31 December 2005, the Group paid to the shareholders that maintained their subordinated loans the interest accrued in 2005, amounting to approximately EUR 17,181,000, net of tax.

Accordingly, at 31 December 2005, the balance of this heading in the accompanying consolidated balance sheet included the initial loan principal payable, amounting to approximately EUR 172,496,000, plus the accrued interest capitalised at 1 January 2005, relating to the shareholders which maintained their subordinated loans at 2005 year-end.

Additionally, at 31 December 2005, this heading in the accompanying consolidated balance sheet included the fair market value (approximately EUR 17,137,000) of the warrants delivered as an increase in the remuneration of the subordinated loans. As indicated in Notes 3 and 19, the Sogecable Group opted to apply IASs 32 and 39 for the first time on 1 January 2005. On this date the Group recognised the aforementioned liabilities at their market value as a reduction of equity. Any changes in the fair value of these warrants from this date are recognised as period finance costs or income.

(12) TAX MATTERS

The reconciliation of the accounting profit (loss) for 2005 and 2004 to the tax loss for corporation tax purposes is as follows:

	Thousands of Euros	
	2005	2004
Consolidated accounting profit (loss) for the year before tax	8,981	(235,399)
Consolidation adjustments	54,098	2,407
Temporary differences	2,514	16,643
Permanent differences	(6,302)	(31,648)
Temporary differences arising from application of IFRSs	(18,817)	(5,245)
Offset of tax losses	(100,104)	(4,814)
Tax loss	**(59,630)**	**(257,734)**

The temporary differences arose due to the adjustment to tax methods of the recognition in accounting profit (loss) of various transactions performed in the year relating to the sale of assets, to pay-per-view football rights sublicences and to certain provisions for expenses. The permanent differences were due mainly to the variations in provisions and allowances deemed to be non-deductible or non-taxable.

The temporary differences due to the application of IFRSs arose mainly from the different accounting policies used under the Spanish National Chart of Accounts (Spanish GAAP) and under IFRSs in relation to the measurement of certain financial instruments and the recognition of the amortisation of capitalisable expenses (see Note 19).

The detail of the tax losses available for carryforward at the consolidated Group companies and of the years in which they arose is as follows:

Year	Thousands of Euros
1996	324
1997	115,575
1998	479,858
1999	475,079
2000	575,467
2001	478,513
2002	639,077
2003	964,375
2004	257,681
2005	59,630
	4,045,579

Current corporation tax regulations provide certain tax incentives to encourage new investments. The Group companies have availed themselves of the tax benefits provided for by these regulations, and can deduct the following amounts from their future corporation tax charges, if any:

	Thousands of Euros		
Year	Film Productions	Double Taxation	Other Tax Credits
1997	1,635	26	-
1998	1,571	30	-
1999	1,389	29	-
2000	2,996	44	-
2001	5,054	51	6,206
2002	1,596	250	-
2003	1,508	506	8,071
2004	968	489	-
2005	858	213	
	17,575	**1,638**	**14,277**

The Group companies have the last four years open for review by the tax authorities for all the taxes applicable to them, except for Audiovisual Sport, S.L., which has only the last two years open for review. No additional material liabilities are expected to arise for the companies in the event of a tax audit.

(13) INCOME AND EXPENSES

a) Consolidated revenue-

The breakdown of the consolidated Group's revenue in 2005 and 2004 is as follows:

	Thousands of Euros	
	2005	2004
Subscribers	1,059,492	1,059,461
Advertising	74,518	56,635
Other	380,534	301,199
	1,514,544	**1,417,295**

b) Profit (Loss) from operations by line of business-

The detail, by line of business, of the main items composing "Profit from Operations" in 2005 is as follows:

	Thousands of Euros		
	Pay Television	Free-to-Air Television	Consolidated Group
Operating income-			
Revenue	1,500,923	13,621	1,514,544
Other operating income	4,406	5	4,412
	1,505,329	**13,627**	**1,518,956**
Operating expenses-			
Amortisation of audiovisual rights	778,483	21,084	799,567
Staff costs	111,878	5,046	116,924
Other operating expenses	263,166	15,259	278,425
	1,153,527	**41,389**	**1,194,916**
GROSS PROFIT (LOSS) FROM OPERATIONS	**351,802**	**(27,762)**	**324,040**
Depreciation and amortisation charge	232,059	886	232,945
NET PROFIT (LOSS) FROM OPERATIONS	**119,743**	**(28,648)**	**91,095**

In order to correctly interpret the figures for the various Sogecable Group businesses, it should be noted that "Cuatro", the national-coverage free-to-air television channel, started broadcasting on 7 November 2005, and, accordingly, at 2005 year-end this line of business had completed less than two months of operations.

c) Transactions with associates and related companies-

The transactions with associates and related companies in 2004 and 2005 are summarised as follows:

	Thousands of Euros	
	2005	2004
Income-		
Advertising	50,268	49,504
Other	95,947	38,297
	146,215	**87,801**
Expenses-		
Procurements	27,667	42,832
Other operating expenses	32,578	37,920
	60,245	**80,752**

The transactions with associates and/or related companies were carried out on an arm's length basis.

d) Fees paid to auditors-

The fees for the audit of the Group's consolidated financial statements and the Group companies' individual financial statements in 2005 and 2004 amounted to EUR 366,000 and EUR 400,600, respectively, of which approximately EUR 366,000 were paid to the principal auditor for each year.

Additionally, the Group's auditors earned approximately EUR 31,875 in 2005 and EUR 55,600 in 2004 for providing other services. The most significant amounts in 2005 were those relating to other audit services and, in 2004, those for the review of the Parent's process of adapting to International Financial Reporting Standards (see Note 19).

These amounts are recognised under the heading "Other Operating Expenses" in the accompanying consolidated income statements for the years ended 31 December 2005 and 2004.

e) Headcount-

The average number of permanent employees, by professional category, in 2005 and 2004 was as follows:

	Average Number of Employees	
	2005	2004
Managers	86	74
Department heads	284	270
Other employees	1,441	1,377
	1,811	**1,721**

Centro de Asistencia Telefónica, S.A. hires temporary employees to operate a help line and fulfilment service on an as-needed basis. The average number of temporary employees hired for these services in 2005 and 2004 was 1,131 and 1,602, respectively.

Under current labour legislation, companies are required to pay termination benefits to employees terminated under certain conditions. Group management considers that no significant terminations will arise in the future, and, accordingly, the accompanying consolidated balance sheet at 31 December 2005, does not include any provision in this connection.

f) Financial loss-

The detail of the heading "Financial Loss" in the consolidated income statements for 2005 and 2004 is as follows:

	Thousands of Euros	
	2005	2004
Finance income	2,749	1,275
Finance costs	(82,723)	(123,719)
Exchange differences, net	(3,074)	(10,441)
Changes in the value of financial instruments	5,273	-
Financial loss	**(77,775)**	**(132,885)**

g) Restructuring costs-

As indicated in Note 1, following the integration of DTS Distribuidora de Televisión Digital, S.A., in 2003 and 2004 the Group implemented a series of measures aimed at rationalising its operating cost structure, which gave rise to expenses or cost overruns that will be non-recurring for operating purposes now that the restructuring process has been completed. The main measures implemented were as follows:

- Reduction of programming costs, through (a) the elimination of duplicated sports channels and events; (b) the cancellation of programmes to reduce excess content; (c) the absorption of film rights commitments in certain programming genres;

- Reduction of the costs incurred in the integration of the technical and satellite signal broadcasting systems and of those duplicated prior to the integration;

- Reduction of overheads.

In 2004, these measures gave rise to restructuring costs amounting to approximately EUR 75,630,000, relating mostly to the amortisation of audiovisual rights, indemnity payments for the termination of audiovisual content agreements, termination benefits for employees and other costs (see the Sogecable Group's consolidated financial statements for 2004).

At 2004 year-end Sogecable Group management announced that the restructuring process resulting from the inclusion of DTS Distribuidora de Televisión Digital, S.A. in the Sogecable Group had been completed, with the approval of the creditor financial institutions of the Sogecable Group's syndicated loan.

(14) DIRECTORS' REMUNERATION AND OTHER BENEFITS

In 2005 and 2004 the remuneration earned by the Parent's directors amounted to approximately EUR 2,703,000 and EUR 2,772,000, respectively.

Under the share options plan involving shares of the Parent described in Note 16, the directors of Sogecable, S.A. have options to acquire shares of the Company representing 0.079% of the par value of the share capital.

The Group has not granted any advances or loans to its directors and it does not have any pension obligations to them.

In 2005 the directors did not have any equity interests in the share capital, did not form part of the managing bodies, and did not perform any activities as independent professionals or as employees, at any companies engaging in the provision of television services in Spain (which constitutes the Parent's main corporate purpose) other than the companies forming part of the Sogecable Group, with the exception of the directors listed below, who own holdings in Promotora de Informaciones, S.A., which in turn has a 75% ownership interest in Promotora de Emisoras de Televisión, S.A., the detail being as follows:

Directors of the Parent	Duties at PRISA	Ownership Interest in PRISA (%)
Juan Luis Cebrián Echarri	CEO	0.60
Javier Díez de Polanco	Director	0.025
Diego Hidalgo Schnur	Director	0.001
Gregorio Marañón Bertrán de Lis	Director	-
Francisco Pérez González	Director	0.008
Javier Gómez-Navarro Navarrete	-	0.023

Also, in 2005 and 2004 the Group did not perform with its directors any transactions not relating to its ordinary business operations or any transactions not carried out on an arm's length basis.

(15) FUTURE COMMITMENTS

The Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future programme broadcasting rights and for the exploitation of publicity and sports rights. These commitments partially cover the Group companies' programming needs in the related years.

At 31 December 2005, the Company and its Group had euro and foreign currency payment commitments and collection rights for a net amount of approximately EUR

1,792,546,000. The net amounts payable in relation to these commitments fall due as follows:

Year	Thousands of Euros
2006	820,933
2007	514,921
2008	315,013
2009	124,252
2010	17,427
	1,792,546

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfil all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might be lower than initially estimated.

(16) SHARE OPTION PLAN

At the Annual General Meetings of Sogecable, S.A. on 16 May 2000 and 13 May 2003, the shareholders resolved to establish share option plans for the Group's executive directors and executives, exercisable annually between 2003 and 2008. In 2004 and 2005 the related share option plans exercised by the Group's executive directors and executives expired, there being a total of 91 and 84 beneficiaries, respectively. To execute the plan that expired in 2004, all the treasury shares held by Sogecable, S.A. were delivered and the remaining shares required to fulfil the plan were acquired in the market. With regard to the 2005 plan, the number of shares required to enable the plan to be exercised were acquired in the market through certain financial institutions.

At 31 December 2005 and 2004, there were approved outstanding plans for a total of approximately 1,261,000 and 1,102,000 shares, respectively, maturing between 2006 and 2008, in the first case, and between 2005 and 2007 in the second case. At 31 December 2005 and 2004, the Group recognised the maximum cost at those dates of the execution of the approved outstanding plans, which is periodically revised on the basis of the price of the shares, and any changes in value are recognised in the consolidated income statement.

The Annual General Meetings of Sogecable, S.A. authorised the Company's Board of Directors to carry out, where appropriate, the related capital increases, with the disapplication of pre-emption rights, to cover these option plans.

In this connection, at the Annual General Meeting on 27 April 2005, the shareholders resolved to increase capital through the issuance of 1,570,594 redeemable shares of EUR 2 par value each and a share premium of EUR 0.50 per share, with the total disapplication of pre-emption rights, since these shares are intended to cover the share option plans approved in the past. At the date of preparation of these financial statements, this resolution had not been implemented by the Board of Directors.

(17) LITIGATION AND CLAIMS IN PROCESS

In 2005 the Supreme Court dismissed the appeals filed by the cable operators (AUNA, ONO and AOC) and other third parties (Telecinco, Mediapark and Disney) against the Council of Ministers Resolutions authorising the integration of DTS Distribuidora de Televisión Digital, S.A. into Sogecable.

In 2004 the cable operators Telecable, Tenaria and Euskaltel filed requests for arbitration with the Telecommunications Market Commission (CMT), requesting amendments to the contracts entered into with Audiovisual Sport for the pay-per-view distribution rights for the Spanish Football League and Knockout Cup matches. In 2004 arbitral awards were handed down partially upholding the requests for arbitration. Sogecable appealed against these decisions at the Provincial Appellate Court, asking for them to be rendered null and void, and this Court, in its judgment on the appeal brought by Sogecable against the arbitral award handed down at the request of Tenaria, set aside the arbitral award rendered by the CMT. No judgments have yet been handed down on the remaining appeals. The internal and external advisers and the directors consider that no material liabilities will arise as a result of these appeals for which provisions have not been recorded.

The cable operators Auna, Telecable, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña filed requests for arbitration with the Telecommunications Market Commission (CMT), requesting the right to receive an offer to market several channels supplied by Sogecable to its subscribers. Arbitral awards were handed down in 2004 in the proceeding brought by Auna and in 2005 in the proceedings brought by the other operators, partially upholding the requests for arbitration and ordering Sogecable to submit an offer relating to the Gran Vía and Canal + Deportes channels. Sogecable appealed against these decisions at the Provincial Appellate Court, requesting that they be rendered null and void, and this Court, in its judgment on the appeal brought by Sogecable against the arbitral award handed down at the request of Auna, upheld the arbitral award rendered by the CMT. No judgments have yet been handed down on the remaining appeals. The internal and external advisers and the directors consider that no material liabilities will arise as a result of these appeals for which provisions have not been recorded.

The Parent was notified in January 2002 of the judgment handed down in relation to the claim filed against it by the collection societies A.I.E. and A.I.S.G.E. seeking remuneration for certain intellectual property rights. This judgment partially upheld the claim of these societies and was appealed against by the Company, which led to the Madrid Provincial Appellate Court judgment, notified in December 2003, whereby the appeal filed by the Company was dismissed. In April 2004 the Parent filed a cassation appeal against the provincial appellate court's judgment in the related appeal. To date, there have been no further developments in this connection. The directors and the internal and external advisers do not consider that any material liabilities will arise for the Group as a result of the outcome of these appeals. A claim was also filed against Canal Satélite Digital, S.L. by the aforementioned societies in the same connection. In July 2004 it was served notice of a judgment finding against it, but it has filed an appeal with the Provincial Appellate Court. The directors and the internal and external advisers do not consider that any material liabilities will arise for the Group as a result of the outcome of these appeals.

In 2005 Canal Satélite Digital, S.L. was notified of the claim filed against it by the collection society S.G.A.E. for remuneration for certain intellectual property rights during a period not covered by an agreement with the latter. Simultaneously, a proceeding was in process, brought by the Company against S.G.A.E., requesting the Court to order the aforementioned entity to negotiate, under transparent and fair terms and conditions, a new agreement for the period of time since the previous agreement expired. The Company also filed a counterclaim to the proceeding brought by S.G.A.E. The Company's directors and the Group's internal and external legal advisers do not consider that any material liabilities will arise as a result of the outcome of this appeal for which provisions have not been recorded.

Additionally, on 3 October 2005, the Madrid Court of First Instance no. 26 handed down a judgment, dismissing in full the claim filed by a consumers association (ACU) against Canal Satélite Digital, S.L. which requested that certain clauses contained in the agreement entered into between Canal Satélite Digital, S.L. and its subscribers be declared null and void and that the general terms and conditions of this agreement should no longer be performed. The consumers association filed an appeal. In view of the judgment handed down by the Court of First Instance, the directors consider that no material liabilities will arise, since the agreements in question meet the stipulated legal requirements.

Agrupación de Operadores de Cable (A.O.C.) filed an appeal for judicial review against the Council of Ministers resolution dated 29 July 2005, which modified Sogecable's concession charter and authorised it to broadcast free-to-air 24 hours a day. The directors and the internal and external advisers consider it reasonable that the appeal will be dismissed.

Additionally, the Group is involved in other small monetary claims, which in the opinion of the directors and the internal and external advisers will not give rise to any material liabilities.

(18) EVENTS AFTER THE BALANCE SHEET DATE

On 2 November 2005, Promotora de Informaciones, S.A. (PRISA) submitted to the Spanish National Securities Market Commission (CNMV) a tender offer for shares representing 20% of the share capital of Sogecable, S.A.

The aforementioned offer was conditional upon the acquisition by PRISA of shares representing at least 16% of the share capital of Sogecable, S.A., which would give it a 40.5% holding in the Company's share capital. Should, as a result of the offer, PRISA acquire all the shares targeted, its ownership interest in Sogecable, S.A. would amount to 44.50% of the share capital. The consideration offered, which would be paid full in cash, is EUR 37 per share of Sogecable.

On 23 January 2006, the CNMV resolved to authorise the aforementioned tender offer, which was in progress at the date of preparation of these financial statements.

On 30 January 2006, the Board of Directors of Sogecable, S.A. approved a favourable report on the tender offer launched by Promotora de Informaciones, S.A. (PRISA).

Additionally, on 8 February 2006, Sogecable, S.A. made public the agreement entered into with the Warner Group and Dalbergia, S.L. for the acquisition of their respective minority interests in the share capital of CanalSatélite Digital, S.L. Sogecable, S.A. held an 85.5% ownership interest in CanalSatélite Digital, S.L. (see Appendix I) and, as a result of the agreement, it took full control of this company.

Also, Sogecable, S.A. entered into an agreement with the Warner Group for the acquisition of its 10% minority interest in Cinemanía, S.L. Following this transaction, Sogecable, S.A.'s direct and indirect ownership interest in Cinemanía, S.L. will be 100% (see Appendix I).

The purchase price of the ownership interests of the Warner Group and Dalbergia, S.L. in CanalSatélite Digital, S.L. is EUR 108,750,000. The purchase price of the Warner Group's ownership interest in Cinemanía, S.L. is EUR 2,900,000.

A portion of the price will be paid in cash (approximately EUR 5,600,000) and the remainder will be paid through the exchange of newly-issued shares of Sogecable, S.A. for shares of CanalSatélite Digital, S.L. Accordingly, the Board of Directors of Sogecable, S.A. will propose to the Annual General Meeting a capital increase, with the disapplication of pre-emption rights, to be fully subscribed by Warner and Dalbergia, S.L.

(19) TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

As indicated in Note 3, "Application of International Financial Reporting Standards", set forth below is the comparative information prepared in accordance with the Spanish National Chart of Accounts (Spanish GAAP) and International Financial Reporting Standards (IFRSs):

(A) **1 January 2004: First-time application of IFRSs (except IASs 32 and 39).** Consolidated balance sheet at 1 January 2004, or opening balance sheet, and reconciliation of equity at 1 January 2004.

(B) **31 December 2004: Application of IFRSs (except IASs 32 and 39).** Consolidated balance sheet at 31 December 2004, and consolidated income statement for 2004, and reconciliation of equity at 31 December 2004.

(C) **1 January 2005: First-time application of IASs 32 and 39.** Consolidated balance sheet at 1 January 2005, and reconciliation of equity at 1 January 2005.

(A) 1 JANUARY 2004: FIRST-TIME APPLICATION OF IFRSs (EXCEPT IASs 32 and 39)

(Thousands of Euros)
CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2004

ASSETS	Spanish GAAP	IFRSs	*diff*	
Start-up expenses	186,533	-	(186,533)	(1)
Property, plant and equipment	283,157	346,635	63,478	(2)
Goodwill	461	461	-	
Other intangible assets	417,374	524,672	107,298	(3)
Non-current financial assets	20,379	20,379	-	
Investments in companies accounted for using the equity method	41,622	41,622	-	
Deferred tax assets	1,192,500	1,201,584	9,084	(4)
Other non-current assets	57,027	57,027	-	
Parent shares	649	-	(649)	(5)
NON-CURRENT ASSETS	**2,199,702**	**2,192,380**	**(7,322)**	
Inventories	161,570	161,570	-	
Receivables	439,749	436,181	(3,568)	
Trade receivables for sales and services	*170,316*	*170,316*	-	
Other receivables	*269,433*	*265,865*	*(3,568)*	(4)
Other current assets	14,149	14,149	-	
Cash and cash equivalents	6,111	6,111	-	
CURRENT ASSETS	**621,579**	**618,011**	**(3,568)**	
TOTAL ASSETS	2,821,281	2,810,391	(10,890)	
EQUITY AND LIABILITIES	Spanish GAAP	IFRSs	*diff*	
Share capital	252,009	252,009	-	
Other reserves	593,500	468,523	(124,977)	(6)
Prior period consolidated loss	(430,203)	(430,203)	-	
Treasury shares	-	(649)	(649)	(5)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**415,306**	**289,680**	**(125,626)**	
Minority interests	26,396	26,396	-	(7)
EQUITY	**441,702**	**316,076**	**(125,626)**	
Bank borrowings	**1,110,556**	**1,110,556**	-	
Other financial liabilities	**339,718**	**339,718**	-	
Provisions	**20,564**	**20,564**	-	
Deferred tax liabilities	-	**114,736**	**114,736**	(8)
Other non-current liabilities	**104,871**	**104,871**	-	
Long-term deferred income	*41,270*	*41,270*	-	
Other non-current liabilities	*63,601*	*63,601*	-	
NON-CURRENT LIABILITIES	**1,575,709**	**1,690,445**	**114,736**	
Bank borrowings	**27,870**	**27,870**	-	
Trade payables	**697,788**	**697,788**	-	
Other current liabilities	**78,212**	**78,212**	-	
Short-term deferred income	*28,670*	*28,670*	-	
Other current liabilities	*49,542*	*49,542*	-	
CURRENT LIABILITIES	**803,870**	**803,870**	-	
TOTAL EQUITY AND LIABILITIES	2,821,281	2,810,391	(10,890)	

The main differences between the consolidated balance sheet at 1 January 2004, under Spanish GAAP and IFRSs (except IASs 32 and 39) are as follows:

A (1) The IFRS balance sheet does not contain this heading and, accordingly, the items included therein by the Group were analysed and the following adjustments or reclassifications were performed:

- Capital increase expenses and other expenses incurred in launching new business operations are not capitalisable under IFRSs. Accordingly, as required by IFRS 1, these expenses were derecognised and the tax effect of this adjustment was calculated, and the resulting carrying amount was recognised in "Reserves for First-Time Application of IFRSs" (see "Reconciliation of Equity at 1 January 2004").

- The multi-year new subscriber attraction costs, which the Group recognised under this heading in accordance with Spanish GAAP, are considered to be intangible assets under IFRSs. Therefore, they are classified under "Other Intangible Assets".

A (2) Under IFRSs, the heading "Property, Plant and Equipment" includes the cost, accumulated depreciation and, where appropriate, impairment losses of assets held under finance leases having the substance of property, plant and equipment (basically digital decoders, plant and technical machinery) which, in accordance with Spanish GAAP, the Group recognised under "Intangible Assets".

A (3) The heading "Other Intangible Assets" in the consolidated balance sheet includes, in accordance with IFRSs, the multi-year new subscriber attraction costs having the substance of intangible assets. By contrast, in accordance with Spanish GAAP, the Group includes in this heading the cost, accumulated amortisation and, where appropriate, impairment losses of assets held under finance leases which, having the substance of property, plant and equipment, are recorded under "Property, Plant and Equipment" under IFRSs.

A (4) This heading in the IFRS consolidated balance sheet includes the deferred tax assets arising from temporary differences between the corporation tax expense and the tax loss for corporation tax purposes which, under Spanish GAAP, in view of the recovery period, were recognised under "Current Assets". "Deferred Tax Assets"also includes the temporary difference arising from the tax effect of the adjustments to consolidated equity resulting from the first-time application of IFRSs (see "Reconciliation of Equity at 1 January 2004").

A (5) The treasury shares were reclassified to the heading "Equity" in the IFRS balance sheet.

A (6) The heading "Reserves for First-Time Application of IFRSs" includes, in accordance with IFRS 1, the effect of the necessary adjustments arising from the transition from Spanish GAAP to IFRSs at the date of first-time application (see "Reconciliation of Equity at 1 January 2004").

A (7) In accordance with IFRSs, the heading "Minority Interests" in the balance sheet at 1 January 2004, is included under the heading "Equity" at that date (see "Reconciliation of Equity at 1 January 2004").

A (8) On 1 January 2004, in accordance with IFRS 1, the Sogecable Group did not recognise the tax revenue arising from the deductibility of the period investment valuation provisions of certain companies not included in the consolidated tax group, and recognised a deferred tax liability with a charge to "Reserves for First-Time Application of IFRSs" in the consolidated balance sheet at 1 January 2004.

(Thousands of Euros)
RECONCILIATION OF EQUITY AT THE DATE OF TRANSITION
1 JANUARY 2004

EQUITY AT 31 DECEMBER 2003 (SPANISH GAAP)		**415,306**
ADJUSTMENTS FOR FIRST-TIME APPLICATION (JANUARY 2004)		
Capital increase expenses and pre-opening costs (net of tax effect)	(10,241)	
Deferred tax liabilities	(114,736)	
RESERVES FOR FIRST-TIME APPLICATION OF IFRSs		(124,977)
TREASURY SHARES		(649)
MINORITY INTERESTS		26,396
EQUITY AT 1 JANUARY 2004 (IFRSs)		**316,076**

Under IFRS 1, the effect of the changes in policies as a result of the application of IFRSs is recognised under "Equity" in the opening balance sheet at the date of first-time application, 1 January 2004.

Accordingly, the Sogecable Group recognises under "Reserves for the First-Time Application of IFRSs" the net effect of derecognising the capital increase expenses and other pre-opening costs which, at 1 January 2004, were recognised under the heading "Start-Up Expenses" in the accompanying Spanish GAAP balance sheet, and of recognising the deferred tax liability.

(B) 31 DECEMBER 2004: APPLICATION OF IFRSs (EXCEPT IASs 32 AND 39)

(Thousands of Euros)
CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2004

ASSETS	Spanish GAAP	IFRSs	*diff*	
Start-up expenses	147,304	-	(147,304)	(1)
Property, plant and equipment	227,855	238,933	11,078	(2)
Other intangible assets	285,417	411,134	125,717	(3)
Non-current financial assets	7,578	7,578	-	
Investments in companies accounted for using the equity method	30,371	30,371	-	
Deferred tax assets	1,301,163	1,307,176	6,013	(4)
Other non-current assets	47,475	47,475	-	
NON-CURRENT ASSETS	**2,047,163**	**2,042,667**	**(4,496)**	
Inventories	144,977	144,977	-	
Receivables	317,975	315,639	(2,336)	
Trade receivables for sales and services	*150,631*	*150,631*	-	
Other receivables	*167,344*	*165,008*	*(2,336)*	(4)
Other current assets	12,930	12,930	-	
Cash and cash equivalents	3,773	3,773	-	
CURRENT ASSETS	**479,655**	**477,319**	**(2,336)**	
TOTAL ASSETS	**2,526,818**	**2,519,986**	**(6,832)**	
EQUITY AND LIABILITIES	**Spanish GAAP**	**IFRSs**	*diff*	
Share capital	252,009	252,009	-	
Other reserves	597,508	472,531	(124,977)	(5)
Prior period consolidated loss	(586,437)	(583,028)	3,409	
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**263,080**	**141,512**	**(121,568)**	
Minority interests	26,655	26,655	-	(6)
EQUITY	**289,735**	**168,167**	**(121,568)**	
Bank borrowings	**1,126,036**	**1,126,036**	-	
Other financial liabilities	**374,378**	**374,378**	-	
Provisions	**46,183**	**46,183**	-	
Deferred tax liabilities	-	**114,736**	**114,736**	(7)
Other non-current liabilities	**94,550**	**94,550**	-	
Long-term deferred income	*38,464*	*38,464*	-	
Other non-current liabilities	*56,086*	*56,086*	-	
NON-CURRENT LIABILITIES	**1,641,147**	**1,755,883**	**114,736**	
Bank borrowings	**37,258**	**37,258**	-	
Trade payables	**498,563**	**498,563**	-	
Other current liabilities	**60,115**	**60,115**	-	
Short-term deferred income	*25,698*	*25,698*	-	
Other current liabilities	*34,417*	*34,417*	-	
CURRENT LIABILITIES	**595,936**	**595,936**	-	
TOTAL EQUITY AND LIABILITIES	**2,526,818**	**2,519,986**	**(6,832)**	

The main differences between the consolidated balance sheet at 31 December 2004, under Spanish GAAP and IFRSs (except IASs 32 and 39) are as follows:

B (1) The IFRS balance sheet does not contain this heading and, accordingly, the items included therein by the Group were analysed and the following adjustments or reclassifications were performed:

¤ Capital increase expenses and other expenses incurred in launching new business operations are not capitalisable in accordance with IFRSs. Accordingly, as required by IFRS 1, these expenses were derecognised and the tax effect of this adjustment was calculated, and the resulting carrying amount was recognised in "Reserves for First-Time Application of IFRSs" (see "Reconciliation of Equity at 1 January 2004").

¤ The multi-year new subscriber attraction costs, which the Group recognised under this heading in accordance with Spanish GAAP, are considered to be intangible assets under IFRSs. Therefore, they are classified under "Other Intangible Assets".

B (2) Under IFRSs, the heading "Property, Plant and Equipment" includes the cost, accumulated depreciation and, where appropriate, impairment losses of assets held under finance leases having the substance of property, plant and equipment (basically digital decoders, plant and technical machinery) which, in accordance with Spanish GAAP, the Group recognised under "Intangible Assets".

B (3) The heading "Other Intangible Assets" in the consolidated balance sheet includes, in accordance with IFRSs, the multi-year new subscriber attraction costs having the substance of intangible assets. By contrast, in accordance with Spanish GAAP, the Group includes in this heading the cost, accumulated amortisation and, where appropriate, impairment losses of assets held under finance leases which, having the substance of property, plant and equipment, are recorded under "Property, Plant and Equipment" under IFRSs.

B (4) This heading in the IFRS consolidated balance sheet includes the deferred tax assets arising from temporary differences between the corporation tax expense and the tax loss for corporation tax purposes which, under Spanish GAAP, in view of the recovery period, were recognised under "Current Assets". "Deferred Tax Assets" also includes the temporary difference arising from the tax effect of the adjustments to consolidated equity resulting from the first-time application of IFRSs (see "Reconciliation of Equity at 1 January 2004").

B (5) The heading "Reserves for First-Time Application of IFRSs" includes, in accordance with IFRS 1, the effect of the necessary adjustments arising from the transition from Spanish GAAP to IFRSs at the date of first-time application (see "Reconciliation of Equity at 1 January 2004").

B (6) In the IFRS balance sheet, "Minority Interests" is included under the heading "Equity".

B (7) On 1 January 2004, in accordance with IFRS 1, the Sogecable Group did not recognise the tax revenue arising from the deductibility of the period investment valuation provisions of certain companies not included in the consolidated tax group, and recognised a deferred tax liability with a charge to "Reserves for

First-Time Application of IFRSs" in the consolidated balance sheet at 1 January 2004.

Thousands of Euros

CONSOLIDATED INCOME STATEMENTS AT 31 DECEMBER 2004 (January - December)

	Spanish GAAP	Adjustment for Amortisation	Extraordinary Items	IFRSs	diff
TOTAL INCOME	1,418,006	-	59,168	1,477,174	59,168
Revenue	1,414,273	-	3,022	1,417,295	3,022
Other operating income	3,733	-	56,146	59,879	56,146
OPERATING EXPENSES	1,131,946	703	60,518	1,193,167	61,221
Amortisation of audiovisual rights	755,314	-	13,880	769,194	13,880
Staff costs	113,646	-	-	113,646	-
Other operating expenses	262,986	703	46,638	310,327	47,341
GROSS PROFIT FROM OPERATIONS (EBITDA)	286,060	(703)	(1,350)	284,007	(2,053)
Depreciation and amortisation	292,924	(5,948)	-	286,976	(5,948)
NET LOSS FROM OPERATIONS (EBIT)	(6,864)	5,245	(1,350)	(2,969)	3,895
Financial loss	(116,975)	-	(15,910)	(132,885)	(15,910)
Impairment losses	-	-	(13,280)	(13,280)	(13,280)
Gains on the disposal of non-current assets	-	-	257	257	257
Investments in companies accounted for using the equity method	(10,892)	-	-	(10,892)	-
Amortisation of goodwill	(461)	-	461	-	461
LOSS ON ORDINARY ACTIVITIES	(135,192)	5,245	(29,822)	(159,769)	(24,577)
Extraordinary losses	(29,822)	-	29,822	-	29,822
Restructuring costs	(75,630)	-	-	(75,630)	-
CONSOLIDATED LOSS BEFORE TAX	(240,644)	5,245	-	(235,399)	5,245
Corporation tax	76,171	(1,836)	-	74,335	(1,836)
CONSOLIDATED LOSS FOR THE YEAR	(164,473)	3,409	-	(161,064)	3,409
Profit attributed to minority interests	8,239	-	-	8,239	-
LOSS ATTRIBUTED TO THE PARENT	(156,234)	3,409	-	(152,825)	3,409

The main differences between the consolidated income statement at 31 December 2004, under Spanish GAAP and IFRSs (except IASs 32 and 39) are as follows:

- Adjustment for amortisation of capital increase and other expenses.

This item includes the adjustment to consolidated loss for 2004 relating to the elimination of the amortisation of capital increase expenses and other pre-opening costs recognised on the asset side of the consolidated balance sheet at 1 January 2004, which, in accordance with IFRS 1, are derecognised and recorded as equity at that date.

Also, it includes the capital increase expenses recorded in 2004 which, under Spanish GAAP, are recorded on the asset side of the consolidated balance sheet and, under IFRSs, must be recognised as expenses in the year.

Additionally, this item includes the tax effect of these adjustments to consolidated loss.

- Reclassification of extraordinary items.

Under IFRSs, there are no extraordinary income or expenses; rather, they must be recorded in the income statement based on their nature or their function in the production process. Accordingly, the income and expenses which, in accordance with Spanish GAAP, the Group recognises under the heading "Extraordinary Income/Loss" in the consolidated income statement, were reclassified as income, operating expenses or financial profit (loss), based on their nature, in the IFRS consolidated income statement.

Thousands of Euros
RECONCILIATION OF EQUITY AT 31 DECEMBER 2004

EQUITY AT 31 DECEMBER 2004 (Spanish GAAP)		**263,080**
ADJUSTMENTS FOR FIRST-TIME APPLICATION (1 January 2004)		
Capital increase expenses and pre-opening costs (net of tax effect)	(10,241)	
Deferred tax liabilities	(114,736)	
RESERVES FOR FIRST-TIME APPLICATION OF IFRSs (1 January 2004)		(124,977)
ADJUSTMENTS TO LOSS FOR 2004		
Amortisation of capital increase expenses and pre-opening costs (net of tax effect)	3,409	
ADJUSTMENTS TO LOSS FOR 2004		3,409
MINORITY INTERESTS		26,655
EQUITY AT 31 DECEMBER 2004 (IFRSs)		**168,167**

Under IFRS 1, the effect of the changes in policies as a result of the application of IFRSs is recognised under "Equity" in the opening balance sheet at the date of first-time application, 1 January 2004. Accordingly, the Sogecable Group recognises under "Reserves for the First-Time Application of IFRSs" the net effect of derecognising the capital increase expenses and other pre-opening costs which, at 1 January 2004, were recognised under the heading "Start-Up Expenses" in the accompanying Spanish GAAP balance sheet, and of recognising the deferred tax liability.

Additionally, the 2004 loss recorded under Spanish GAAP must be adjusted for the elimination of the amortisation of capital increase expenses and other pre-opening costs which were recognised on the asset side of the consolidated balance sheet at 1 January 2004 and, in accordance with IFRS 1, were derecognised and recorded as equity at that date.

Also, the 2004 loss under IFRSs includes the capital increase expenses recognised in 2004 which, in accordance with Spanish GAAP, are recorded on the asset side of the consolidated balance sheet. The consolidated 2004 loss under IFRSs includes the tax effect relating to these adjustments.

(C) 1 JANUARY 2005: FIRST-TIME APPLICATION OF IASs 32 AND 39

(Thousands of Euros)
CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2005

ASSETS	Spanish GAAP	IFRSs	*diff*	
Start-up expenses	147,304	-	(147,304)	(1)
Property, plant and equipment	227,855	238,931	11,076	(2)
Other intangible assets	285,417	411,134	125,717	(3)
Non-current financial assets	7,578	7,578	-	
Investments in companies accounted for using the equity method	30,371	30,371	-	
Deferred tax assets	1,301,163	1,322,428	21,265	(4)
Other non-current assets	47,475	16,261	(31,214)	(5)
NON-CURRENT ASSETS	2,047,163	2,026,703	(20,460)	
Inventories	144,977	144,977	-	
Receivables	317,975	315,639	(2,336)	
Trade receivables for sales and services	*150,631*	*150,631*	-	
Other receivables	*167,344*	*165,008*	(2,336)	(4)
Other current assets	12,930	6,772	(6,158)	(5)
Cash and cash equivalents	3,773	3,773	-	
CURRENT ASSETS	479,655	471,161	(8,494)	
TOTAL ASSETS	2,526,818	2,497,864	(28,954)	

EQUITY AND LIABILITIES	Spanish GAAP	IFRSs	*diff*	
Share capital	252,009	252,009	-	
Other reserves	597,508	444,210	(153,298)	(6)
Prior period consolidated loss	(586,437)	(583,028)	3,409	(7)
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	263,080	113,191	(149,889)	
Minority interests	26,655	26,655	-	(8)
EQUITY	289,735	139,846	(149,889)	
Bank borrowings	1,126,036	1,115,169	(10,867)	(10)
Other financial liabilities	374,378	388,717	14,339	(11)
Provisions	46,183	45,343	(840)	(11)
Deferred tax liabilities	-	114,736	114,736	(9)
Other non-current liabilities	94,550	94,550	-	
Long-term deferred income	*38,464*	*38,464*	-	
Other non-current liabilities	*56,086*	*56,086*	-	
NON-CURRENT LIABILITIES	1,641,147	1,758,515	117,368	
Bank borrowings	37,258	40,825	3,567	(10)
Trade payables	498,563	498,563	-	
Other current liabilities	60,115	60,115	-	
Short-term deferred income	*25,698*	*25,698*	-	
Other current liabilities	*34,417*	*34,417*	-	
CURRENT LIABILITIES	595,936	599,503	3,567	
TOTAL EQUITY AND LIABILITIES	2,526,818	2,497,864	(28,954)	

The main differences between the consolidated balance sheet at 1 January 2005, under Spanish GAAP and IFRSs (with the first-time application of IASs 32 and 39) are as follows:

C (1) The IFRS balance sheet does not contain this heading and, accordingly, the items included therein by the Group were analysed and the following adjustments or reclassifications were performed:

¤ Capital increase expenses and other expenses incurred in launching new business operations are not capitalisable under IFRSs. Accordingly, as required by IFRS 1, these expenses were derecognised and the tax effect of this adjustment was calculated, and the resulting carrying amount was recognised in "Reserves for First-Time Application of IFRSs" (see "Reconciliation of Equity at 1 January 2004").

¤ The multi-year new subscriber attraction costs, which the Group recognised under this heading in accordance with Spanish GAAP, are considered to be intangible assets under IFRSs. Therefore, they are classified under "Other Intangible Assets".

C (2) Under IFRSs, the heading "Property, Plant and Equipment" includes the cost, accumulated depreciation and, where appropriate, impairment losses of assets held under finance leases having the substance of property, plant and equipment (basically digital decoders, plant and technical machinery) which, in accordance with Spanish GAAP, the Group recognised under "Intangible Assets".

C (3) The heading "Other Intangible Assets" in the consolidated balance sheet includes, in accordance with IFRSs, the multi-year new subscriber attraction costs having the substance of intangible assets. By contrast, in accordance with Spanish GAAP, the Group includes in this heading the cost, accumulated amortisation and, where appropriate, impairment losses of assets held under finance leases which, having the substance of property, plant and equipment, are recorded under "Property, Plant and Equipment" under IFRSs.

C(4) This heading in the IFRS consolidated balance sheet includes the deferred tax assets arising from temporary differences between the corporation tax expense and the tax loss for corporation tax purposes which, under Spanish GAAP, in view of the recovery period, were recognised under "Current Assets". "Deferred Tax Assets" also includes the temporary difference arising from the tax effect of the adjustments to consolidated equity resulting from the first-time application of IFRSs (see "Reconciliation of Equity at 1 January 2005").

C (5) Under Spanish GAAP, the non-current and current pre-paid expenses relating to the arrangement of bank borrowings are presented on the asset side of the consolidated balance sheet, whereas in accordance with IASs 32 and 39, in order to present and measure financial liabilities adequately, they were reclassified and the amount of bank borrowings was deducted from the liability side of the consolidated balance sheet.

C (6) The heading "Reserves for First-Time Application of IFRSs" includes, in accordance with IFRS 1, the effect of the necessary adjustments arising from the transition from Spanish GAAP to IFRSs at the date of first-time application. At 1 January 2005, this heading included (see "Reconciliation of Equity at 1 January 2005"):

¤ The adjustments arising from first-time application at the date of transition, 1 January 2004 (see "Reconciliation of Equity at 1 January 2004"). At that date IASs 32 and 39 were not applied.

¤ The adjustments arising from the first-time application of IASs 32 and 39 at 1 January 2005, which relate to the following:

- Measurement at the date of first-time application of certain currency and interest rate hedge contracts entered into by the Group.

- Measurement at the date of first-time application of warrants or options to acquire shares delivered by the Company in connection with the subordinated loan granted by its shareholders.

C (7) This difference in prior period losses relates to the effect of the application of IFRSs at 1 January 2004, on the 2004 income statement (see "Reconciliation of Equity at 31 December 2004" and the reconciliation of the consolidated income statement at 31 December 2004).

C (8) In the IFRS balance sheet, "Minority Interests" is included under the heading "Equity".

C (9) On 1 January 2004, in accordance with IFRS 1, the Sogecable Group did not recognise the tax revenue arising from the deductibility of the period investment valuation provisions of certain companies not included in the consolidated tax group, and recognised a deferred tax liability with a charge to "Reserves for First-Time Application of IFRSs" in the consolidated balance sheet at 1 January 2004.

C (10) The difference in the balance of non-current and current bank borrowings is due to the net effect of:

¤ The presentation, in accordance with IFRSs, of the non-current and current pre-paid expenses arising from the arrangement of the Group's syndicated loan as a deduction from the amount of financial liabilities (see Note 5).

¤ The recognition in the balance sheet of the fair value of certain financial instrument contracts entered into by the Group hedging currency and interest rates (see Note 6).

C (11) The heading "Other Financial Liabilities" in the IFRS consolidated balance sheet includes, as an addition to payables to shareholders, the fair value of the warrants delivered in connection with the subordinated loan granted by the shareholders.

Thousands of Euros

RECONCILIATION OF EQUITY AT 1 JANUARY 2005

EQUITY AT 31 DECEMBER 2004 (Spanish GAAP)		**263,080**
ADJUSTMENTS FOR FIRST-TIME APPLICATION (1 JANUARY 2004)		
Capital increase expenses and pre-opening costs (net of tax effect)	(10,241)	
Deferred tax liabilities	(114,736)	
RESERVES FOR FIRST-TIME APPLICATION OF IFRSs (JANUARY 2004)		(124,977)
ADJUSTMENTS TO LOSS FOR 2004		
Amortisation of capital increase expenses and pre-opening costs (net of tax effect)	3,409	
ADJUSTMENTS TO LOSS FOR 2004		3,409
ADJUSTMENTS FOR FIRST-TIME APPLICATION (1 JANUARY 2005)		
Measurement of warrants and hedging contracts (net of tax effect)	(28,320)	
RESERVES FOR FIRST-TIME APPLICATION OF IFRSs (JANUARY 2005)		(28,320)
MINORITY INTERESTS		26,655
EQUITY AT 1 JANUARY 2005 (IFRSs)		**139,846**

Under IFRS 1, the effect of the changes in policies as a result of the application of IFRSs is recognised under "Equity" in the opening balance sheet at the date of first-time application.

Accordingly, the Sogecable Group recognised two groups of adjustments under "Other Reserves – Reserves for First-Time Application of IFRSs" in the consolidated balance sheet:

- The adjustments arising from the first-time application of IFRSs (1 January 2004) with the exception of IASs 32 and 39. These adjustments relate to the net effect of derecognising the capital increase expenses and other pre-opening costs which, at 1 January 2004, were recognised under "Start-Up Expenses" in the accompanying Spanish GAAP balance sheet, and of recognising the deferred tax liability.

- The adjustments arising from the first-time application of IASs 32 and 39 (1 January 2005). These adjustments relate to the net effect of recognising in the balance sheet the fair value of certain currency and interest rate hedging contracts and the warrants granted to shareholders in relation to the subordinated loan granted to the Group.

Additionally, the loss for 2004 under Spanish GAAP must be adjusted for the elimination of the amortisation of capital increase expenses and other pre-opening costs which were recognised on the asset side of the consolidated balance sheet at 1 January 2004, and which, in accordance with IFRS 1, are derecognised and recorded under "Equity" at that date.

The loss for 2004 under IFRSs includes the capital increase expenses recognised in 2004 which, in accordance with Spanish GAAP, are recognised on the asset side of the consolidated balance sheet. The prior period loss for 2004 under IFRSs includes the tax effect relating to these adjustments.

(20) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

APPENDIX I. SUBSIDIARIES AND ASSOCIATES INCLUDED IN THE SCOPE OF CONSOLIDATION. 2005 AND 2004

				Thousands of Euros			
				31/12/05		31/12/04	
Company	Registered Office	Line of Business	Company Owning the Investment	%	Value	%	Value
Centro de Asistencia Telefónica, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Services	Sogecable, S.A.	99,7	3.065	99,7	3.065
			Compañía Independiente de Television, S.L.	0,3	12	0,3	12
Gestión de Derechos Audiovisuales y Deportivos, S.A. (*)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Distribution of sports broadcasting rights	Sogecable, S.A.	-	-	100	-
CanalSatélite Digital, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, S.A.	85,5	210.040	832.498	139.401
Sociedad General de Cine, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Production and management of audiovisual rights	Sogecable, S.A.	99,99	6.010	99,99	6.010
			Compañía Independiente de Television, S.L.	0,01	-	0,01	-
Compañía Independiente de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and exploitation of audiovisual rights	Sogecable, S.A.	99,99	15.781	99,99	-
			Sociedad General de Cine, S.A.	0,01	17	0,01	17
Sogepaq, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and distribution of audiovisual rights	Sogecable, S.A.	99,99	15.942	99,99	15.322
			Sociedad General de Cine, S.A.	0,01	-	0,01	-
Cable Antena, S.A. (*)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Sogecable, S.A.	-	-	100	4.664
Cinemanía, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía Independiente de Television, S.L.	90	4.492	90	4
Sogecable Futbol, S.L. (*)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía Independiente de Television, S.L.	-	-	100	4.084
Plataforma Logística de Usuarios de Sogecable, S.L. (*)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	ISP	Sogecable, S.A.	-	-	100	-
Servicios Técnicos de Sogecable, S.L. (*)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, S.A.	-	-	100	6.517
StudioCanal Spain, S.L. (*)	Gran Vía, 32 - MADRID	Management and exploitation of audiovisual rights	Sogepaq, S.A.	-	-	100	2.427
Audiovisual Sport, S.L.	Diagonal, 477 - Barcelona	Management and distribution of audiovisual rights	Gestión de Derechos Audiovisuales y Deportivos, S.A.	80	-	80	-
DTS Distribuidora de Television Digital, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, S.A.	99,99	252.796	99,99	285.288
			Compañía Independiente de Television, S.L.	0,01	8	0,01	8
Via Interactiva, S.L. (*)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	ISP	Sociedad General de Cine, S.A.	-	-	100	2
Via Atención Comunicación, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Services	DTS Distribuidora de Television Digital, S.A.	99,99	-	99,99	-
Sogecable Media, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Advertising management and marketing	Sogecable, S.A.	75	-	-	-
Sogecable Editorial, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management of copyrights	Sogecable, S.A.	99,99	3	-	-
			Compañía Independiente de Television, S.L.	0,01	-	-	-
Warner Lusomundo Sogecable Cines de España, S.A.	Azalea, 1 - ALCOBENDAS	Screening of films	Sogecable, S.A.	-	-	33,33	8.395
Canal + Investments, Inc.	Beverly Hills, California, USA	Film production	Sogecable, S.A.	60	13.603	60	20.603
Compañía Independiente de Noticias de Televisión, S.L.	Pablo Ruiz Picasso, s/n - MADRID	Television services	Sogecable, S.A.	50	-	50	-
Canal Club de Distribución de Ocio y Cultura, S.A.	Gran Vía, 32 - MADRID	Catalogue sales	Sogecable, S.A.	25	1.633	25	1.364
Jetix España, S.L. (formerly Fox Kids España, S.L.)	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía Independiente de Television, S.L.	50	150	50	150
Sogecable Musica, S.L.	Gran Vía, 32 - MADRID	Operation of thematic television channels	Compañía Independiente de Television, S.L.	50	601	50	601
Euroleague Marketing, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Distribution of audiovisual rights	Sogecable, S.A.	-	-	50	-

(*) These companies were dissolved in 2005, with the transfer *en bloc* of their assets and liabilities to their sole shareholders (see Note 3).

Translation of a report originally issued in Spanish.
In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES (CONSOLIDATED GROUP)

2005 DIRECTORS' REPORT

Business performance of the Group

At 31 December 2005, over 1,960,000 Spanish households were subscribed to the Sogecable Group's various pay television options, and they receive daily the DIGITAL+ satellite programming, which is jointly distributed through CanalSatélite Digital, S.L. and Distribuidora de Televisión Digital, S.A. (Vía Digital). Additionally, since November 2005, Sogecable has managed a new free-to-air channel, "Cuatro".

In 2005 Sogecable, S.A. reinforced its pay television offering, streamlining it with a focus on DIGITAL+. Canal+ continues to be the central feature of the DIGITAL+ offering, which includes the main Spanish and international content aimed specifically at satisfying the preferences of the Spanish market. Thanks to this firm commitment to content quality, at 31 December 2005, more than 1,759,000 Spanish households were receiving the services of Canal+.

Additionally, on 29 July 2005, the Ministry of the Economy authorised the modification of the terms and conditions of the analogue licence granted to Sogecable in 1989, under which Canal+ was broadcast, for this licence to be used by a new free-to-air television channel operating 24 hours a day, as previously requested by Sogecable in February 2005.

Sogecable offered its analogue subscribers the possibility of migrating free of charge from analogue to digital television under privileged conditions that enabled them to view the same Canal+ content with the quality of digital television, as well as certain additional channels (Canal+...30, CNN+ and another 13 channels) for the same price.

This authorisation has enabled Sogecable to expand its activities by entering a new industry. "Cuatro" was created with a view to providing a new modern, competitive, nationwide, commercial television offering that seeks to attract the best audience from the advertising standpoint. "Cuatro" also aims to offer a new perspective on news and current events and to define its own style of broadcasting to enable it to achieve, in the shortest time possible, credibility and a capacity to influence viewers' preferences. "Cuatro" commenced free-to-air broadcasting on 7 November 2005.

In 2005 Sogecable reinforced its commitment to producing and distributing new Spanish films. Through Sociedad General de Cine, S.A. and Sogepaq, S.A. it continued to foster the development of new productions.

Outlook

The Sogecable Group will continue to promote the pay television market in Spain.

The sales drive planned to increase the subscriber base will go hand in hand with the maintenance and improvement of programming quality and the development of new services, which will add further value and quality to the digital offering of the Sogecable Group.

The commencement of broadcasting on "Cuatro" represents a qualitative milestone in Sogecable's business activities. For the purpose of its expansion, this channel boasts experienced professionals of renowned prestige in the industry, together with the major synergies of the human and material resources already in place for pay television.

In short, the attractive commercial offering of DIGITAL+ places the Sogecable Group in a leading position in the pay television market in Spain. The Group's strategy, which centres on an ever-increasing subscriber base, will enable it to reinforce its leadership in terms of sales and content and to represent a corporate benchmark for the development of pay and free-to-air television and of film production and distribution in Spain.

Research and development activities

The Sogecable Group is continuing to adapt its current management and broadcasting software to the possible technological changes that may arise.

Acquisition of treasury shares

The Parent and the Group subsidiaries did not perform any acquisitions or transactions involving shares of Sogecable, S.A. in 2005.

Sogecable

Consolidated Financial Results as of December, 31st 2005

SOGECABLE

Consolidated results as of December, 31st 2005 -
2005 Fourth Quarter

Sogecable has adopted the accounting criteria established by International Financial Reporting Standards in the preparation of the Consolidated Financial Statements (IFRS) as of December, 31st 2005.

Sogecable has published a review of the impact of the application of International Financial Reporting Standards (IFRS) on the Consolidated Financial Statements for 2005 and 2004, which is attached to this document publishing the fourth quarter results of 2005. The figures included in this document include the changes analysed by Sogecable together with its auditors during 2005.

The aforementioned attached document details the Profit and Loss Accounts and Balance Sheets for each of the four quarters of 2005 and 2004 in accordance with the latest updates of International Financial Reporting Standards (IFRS).

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2005 & 2004 (January-December)

	January - December 2005	January - December 2004	dif € MM	% var
TOTAL REVENUES	**1,519.0**	**1,477.2**	**41.8**	**2.8%**
Net Turnover	1,514.5	1,417.3	97.2	6.9%
Subscribers	*1,059.5*	*1,059.5*	*0.0*	*0.0%*
Advertising	*74.5*	*56.6*	*17.9*	*31.6%*
Other	*380.5*	*301.2*	*79.3*	*26.3%*
Other operating revenues	4.4	59.9	-55.5	-92.6%
OPERATING EXPENSES	**1,194.9**	**1,193.2**	**1.7**	**0.1%**
Purchases	799.6	769.2	30.4	3.9%
Personnel expenses	116.9	113.6	3.3	2.9%
Other operating expenses	278.4	310.3	-31.9	-10.3%
EBITDA	**324.0**	**284.0**	**40.0**	**14.1%**
Depreciation and amortisation	232.9	287.0	-54.0	-18.8%
OPERATING INCOME/LOSS (EBIT)	**91.1**	**-3.0**	**94.1**	**n.a.**
Other depreciation and provisions	-1.5	13.3	-14.7	-111.1%
Gains or losses on sales of fixed assets	0.0	-0.3	0.3	-99.2%
Financial results	-77.8	-132.9	55.1	-41.5%
Share in results of companies carried by the equity method	-5.8	-10.9	5.1	-46.7%
Restructuring expenses		-75.6	75.6	-100.0%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**9.0**	**-235.4**	**244.4**	**-103.8%**
Corporate income tax	-0.8	74.3	-75.2	-101.1%
Income/Loss attributed to minority interests	-0.4	8.2	-8.7	-105.1%
RETAINED PROFIT/LOSS FOR THE PERIOD	**7.7**	**-152.8**	**160.6**	**-105.1%**

(Million euros)

Sogecable

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2005 & 2004 (October-December)

	October - December 2005	October - December 2004	dif € MM	% var
TOTAL REVENUES	**424.9**	**449.5**	**-24.6**	**-5.5%**
Net Turnover	423.3	392.9	30.4	7.7%
Subscribers	*272.1*	*264.1*	*8.0*	*3.0%*
Advertising	*24.8*	*16.3*	*8.5*	*52.0%*
Other	*126.4*	*112.5*	*13.9*	*12.4%*
Other operating revenues	1.6	56.6	-55.0	-97.2%
OPERATING EXPENSES	**374.5**	**380.4**	**-5.9**	**-1.6%**
Purchases	260.6	244.8	15.8	6.5%
Personnel expenses	29.0	27.8	1.2	4.4%
Other operating expenses	84.9	107.9	-22.9	-21.3%
EBITDA	**50.4**	**69.1**	**-18.6**	**-27.0%**
Depreciation and amortisation	60.5	76.0	-15.4	-20.3%
OPERATING INCOME/LOSS (EBIT)	**-10.1**	**-6.9**	**-3.2**	**46.4%**
Other depreciation and provisions	-0.3	1.5	-1.8	-119.2%
Gains or losses on sales of fixed assets	0.1	0.0	0.1	n.a.
Financial results	-16.8	-47.8	31.0	-64.8%
Share in results of companies carried by the equity method	-1.1	-1.8	0.7	-41.0%
Restructuring expenses		-25.2	25.2	-100.0%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-27.7**	**-83.2**	**55.4**	**-66.6%**
Corporate income tax	20.8	36.0	-15.2	-42.2%
Income/Loss attributed to minority interests	-4.9	0.6	-5.5	n.a.
RETAINED PROFIT/LOSS FOR THE PERIOD	**-11.8**	**-46.6**	**34.8**	**-74.7%**

(Million euros)

Sogecable

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31st 2005	December 31st 2004
Tangible fixed assets	201.6	238.9
Intangible assets	348.4	411.1
Long-term financial investments	6.0	7.6
Investments in associated companies	17.3	30.4
Deferred tax assets	1,303.1	1,307.2
Other non-current assets	13.8	47.5
Goodwill in consolidation	11.0	0.0
FIXED AND OTHER NON-CURRENT ASSETS	**1,901.2**	**2,042.7**
Inventories	198.4	145.0
Accounts receivable	254.2	315.6
Other current assets	24.3	12.9
Cash and cash equivalents	1.9	3.8
CURRENT ASSETS	**478.8**	**477.3**
TOTAL ASSETS	**2,380.0**	**2,520.0**

SHAREHOLDERS' EQUITY AND LIABILITIES	December 31st 2005	December 31st 2004
Capital stock	267.1	252.0
Equity reserves	614.1	472.5
Cumulative results	-577.2	-583.0
GROUP SHAREHOLDERS EQUITY	**304.0**	**141.5**
Minority Interests	35.1	26.7
TOTAL EQUITY	**339.1**	**168.2**
Long-term payables to financial entities	880.6	1,126.0
Other financial liabilities	211.1	374.4
Provisions	41.7	46.2
Deferred taxes	95.3	114.7
Other non-current liabilities	25.9	94.6
NON-CURRENT LIABILITIES	**1,254.5**	**1,755.9**
Short-term payables to financial entities	114.9	37.3
Trade accounts payable	579.7	498.6
Other non-trade debts	91.7	60.1
CURRENT LIABILITIES	**786.4**	**595.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,380.0**	**2,520.0**

(Million euros)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	January - December 2005	January - December 2004
Net income (loss)	7.7	(152.8)
Adjustments to income (loss)-		
Depreciation and amortisation	232.9	287.4
Deferred charges and deferred revenues transferred to income statements	(3.8)	(2.1)
Share in results of companies carried by the equity method	5.8	10.9
Financial results	72.0	63.7
Changes in provisions and other extraordinary results	(1.3)	37.0
Income (loss) attributed to minority interests	0.4	(8.2)
Corporate income tax	0.8	(74.3)
Funds obtained	**314.6**	**161.5**
Decrease (increase) in inventories	(53.5)	16.6
Decrease (increase) in receivables	61.5	90.0
Decrease (increase) in prepaid expenses	11.5	(1.8)
Decrease (increase) in accounts payable	81.1	(199.2)
Decrease (increase) in other debts	2.6	(15.1)
Changes in operating assets and liabilities (excluding financial items)	**103.3**	**(109.5)**
Cash provided by operations	**417.9**	**52.0**
Investments in films assets	(6.2)	(7.5)
Investments in tangible technical equipment	(49.3)	(29.3)
Subscriber acquisition cost	(72.2)	(36.3)
Financial investments	(17.0)	0.0
Other investments	(20.4)	(1.8)
Sales and retirements of fixed assets	16.3	23.7
Cash from (used in) investing activities	**(148.8)**	**(51.2)**
Capital increases	185.0	0.0
Increase (decrease) in long-term debt (excluding financial debts)	(226.4)	35.6
Cash from (used in) financing activities (excluding bank facilities)	**(41.4)**	**35.6**
Increase (decrease) of long-term bank facilities	(231.7)	15.5
Increase (decrease) of short-term bank facilities	74.1	9.4
Changes in cash and short-term financial investments	1.8	2.3
Cash from (used in) bank facilities	**(155.8)**	**27.2**
Financial expenses paid in the period	**(72.0)**	**(63.7)**
Funds obtained from (used in) financing activities	**(269.1)**	**(0.9)**

(Million euros)

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	October - December 2005	October - December 2004
Net income (loss)	**(11.8)**	**(46.6)**
Adjustments to income (loss)-		
Depreciation and amortisation	60.5	76.3
Deferred charges and deferred revenues transferred to income statements	(0.8)	(1.3)
Share in results of companies carried by the equity method	1.1	1.8
Financial results	29.5	15.5
Changes in provisions and other extraordinary results	0.8	23.4
Income (loss) attributed to minority interests	4.9	(0.6)
Corporate income tax	(20.8)	(36.0)
Funds obtained	**63.5**	**32.5**
Decrease (increase) in inventories	12.8	9.5
Decrease (increase) in receivables	(31.0)	94.1
Decrease (increase) in prepaid expenses	0.2	13.7
Decrease (increase) in accounts payable	46.3	(69.1)
Decrease (increase) in other debts	3.2	(26.3)
Changes in operating assets and liabilities (excluding financial items)	**31.6**	**21.9**
Cash provided by operations	**95.0**	**54.4**
Investments in films assets	(3.3)	(2.9)
Investments in tangible technical equipment	(25.9)	(7.0)
Subscriber acquisition cost	(24.4)	(11.5)
Financial investments	0.0	0.0
Other investments	(2.3)	7.3
Sales and retirements of fixed assets	7.1	3.5
Cash from (used in) investing activities	**(48.8)**	**(10.5)**
Capital increases	(0.0)	0.0
Increase (decrease) in long-term debt (excluding financial debts)	(20.0)	18.8
Cash from (used in) financing activities (excluding bank facilities)	**(20.0)**	**18.8**
Increase (decrease) of long-term bank facilities	(9.1)	(0.9)
Increase (decrease) of short-term bank facilities	11.1	(49.4)
Changes in cash and short-term financial investments	1.3	3.1
Cash from (used in) bank facilities	**3.3**	**(47.2)**
Financial expenses paid in the period	**(29.5)**	**(15.5)**
Funds obtained from (used in) financing activities	**(46.1)**	**(43.9)**

(Million euros)

Sogecable

DIGITAL +

December, 31st 2005

DIGITAL+

Key events in the pay television activities of Sogecable during the fourth quarter of 2005 were as follows:

- ✓ Termination of the ***CANAL+*** analogue subscription service in order to use the frequency for free-to-air television services by **Cuatro**.
- ✓ Concentration of pay television services in **DIGITAL+**, which has increased its customer base as a result of the positive evolution of sales activities and the migration of analogue customers.
- ✓ Positive evolution of the main commercial figures of **DIGITAL+** over the quarter.

As a result, at December, 31st 2005, Sogecable has 1,960,000 subscribers to its pay television services, all of them subscribing to **DIGITAL+.**

	Subscribers		Quarterly evolution	
	31.Dec.05	31.Dec.04	4Q 2005	4Q 2004
SOGECABLE	1,960,030	2,093,817	**-90,602**	9,371
DIGITAL+	1,960,030	1,652,573	106,015	47,575
CANAL+ (Analogue)	0	441,244	-196,617	-38,204

On November 7th 2005, the subscriptions of analogue customers of **CANAL+** who had not opted for the digital installation offered by Sogecable under preferential conditions were cancelled.

Due to the termination of the pay analogue service in this quarter, Sogecable has concentrated sales activities on the migration of these customers during the fourth quarter of 2005. As a result of that, 86,000 **CANAL+** analogue subscribers have joined **DIGITAL+** in the last three months of 2005.

The migration of analogue subscribers has enabled **DIGITAL+** to sign up over 106,000 new net subscribers to its customer base in the fourth quarter of 2005. As a result of that, the net quarterly growth in the **DIGITAL+** subscriber base over the last twelve months and in the comparable quarter of 2004 has been as follows:

Quarterly net evolution of digital subscribers

(Thousands of subscribers)


106.0
75.6
78.3
47.6
47.5
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005

The programming choices selected by new subscribers over the quarter has been concentrated largely on *premium* services:

	Subscribers		Quarterly evolution	
	31.Dec.05	30.Sep.05	4Q 2005	4Q 2004
DIGITAL+	**1,960,030**	**1,854,015**	**106,015**	**47,575**
Premium subscribers	**1,759,164**	**1,634,130**	**125,034**	**3,908**
Digital+ tier subscribers	1,087,291	1,028,543	58,748	71,199
Canal+ tier subscribers	671,873	605,587	66,286	-67,291
Basic subscribers	**200,866**	**219,885**	**-19,019**	**43,667**

The cancellation rate has continued to fall in the fourth quarter of 2005, which has further boosted net growth in the subscriber base. As of December, 31st 2005, the cancellation rate is 11.5%. One year earlier, at 31 December 2004, the churn rate was 22%.

DIGITAL+: Annual churn rate evolution


22.0%
18.6%
14.9%
12.4%
11.5%
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005

N.B.: Rolling churn rate on cancellations in the previous twelve-month period

As a result of that, the net growth year-on-year of the **DIGITAL+** subscriber base as of December, 31st 2005 is 307,000 customers, as compared to the same date of the prior year.

Digital subscriber base evolution Dec. 2004 – Dec. 2005


(Thousands of subscribers)
+307
1,653
1,700
1,776
1,854
1,960
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05

The evolution of the number of subscribers over 2005 and the breakdown among the different programming choices available is as follows:

	Subscribers				Y-o-Y evolution
	31.Dec.05	30.Sep.05	30.Jun.05	31.Mar.05	2005
DIGITAL+	**1,960,030**	**1,854,015**	**1,775,710**	**1,700,117**	**307,457**
Premium subscribers	**1,759,164**	**1,634,130**	**1,558,035**	**1,481,389**	**328,807**
Digital+ tier subscribers	1,087,291	1,028,543	1,019,103	1,004,685	94,761
Canal+ tier subscribers	671,873	605,587	538,932	476,704	234,046
Basic subscribers	**200,866**	**219,885**	**217,675**	**218,728**	**-21,350**

The distribution of **DIGITAL+** subscribers at December, 31st 2005 in comparison with the selection of proposals by subscribers twelve months earlier is as follows:

DIGITAL+: Subscriber breakdown comparison 2005 / 2004


December 2005
December 2004
1,087
993
Digital+ Tier
672
Canal+ Tier
438
201
Basic Tier
222

(Thousands of subscribers)

Reflecting the migration of the analogue customers into **DIGITAL+** and the selection of programming by the new subscribers joining during the quarter, ARPU was 46.1 euros per month in the fourth quarter of 2005.

During the quarter, the average monthly subscription was 38.9 euros per month, while the average revenue from pay-per-view services amounted to 7.2 euros per subscriber per month.

DIGITAL+ quarterly ARPU evolution: 4Q04 – 4Q05


49.5
49.8
47.9
43.4
46.1
6.2
6.5
6.0
3.1
7.2
43.3
43.3
41.9
40.3
38.9
4Q04
1Q05
2Q05
3Q05
4Q05
Monthly subscription
PPV Tickets
ARPU DIGITAL+

It is the migration of a large part of the former **CANAL+** analogue subscribers -on the basis of the special offer that allowed them to keep the same subscription price- the main reason for the difference between the average monthly subscription revenue of 43.3 euros per month in the first quarter of 2005 and 38.9 euros per month in the fourth quarter of the year.

However, as of December 31st 2005, 19.2% of migrated subscribers had already requested more complete programming choices, increasing their monthly average revenue.

A reduction in the Value Added Tax rate for digital television services was passed on December 30th 2005 as a part of the State Budget Act for 2006. This lowered the rate from the former 16% to 7%, resulting in a reduction in the retail price to be paid by all **DIGITAL+** subscribers.

New commercial initiatives

- **New packages**

DIGITAL+ has enlarged its commercial offers since January 2006. The new services help new subscribers to join the platform through new products allowing access to the exclusive content of **CANAL+**.


NEW OFFER
SPECIFIC CONTENTS
GENERAL CONTENTS
CANAL+ DIGITAL
24,60 €
CANAL+ ESTRENOS
29,95 €
CANAL+ FÚTBOL
29,95 €
CANAL+ INFANTIL
29,95 €
CANAL+ DOCUMENTAL
29,95 €
CANAL+ JOVEN
29,95 €
CANAL+ CINE
CANAL+ DEPORTE
SPORTMANIA
CARTOON NETWORK
VIAJAR
NATIONAL GEOGRAPHIC CHANNEL
Discovery
AXN
CALLE 13
CANAL+
CANAL+ ...30
JETIX
documania
cuatro
CNN+
TVVi
Galicia
méteo
Bloomberg
TV5
TVC

- **Pay-per-view Football and pay-per-view Film monthly tickets**

DIGITAL+ has also introduced two new optional offers under subscription. Those monthly subscriptions allow subscribers to get pay-per-view tickets for football matches (only available for CANAL+ TOTAL and DIGITAL+ TOTAL clients) and films at lower rates.

The Fútbol+ Subscription allows users to purchase one match a week of the Spanish Football League shown on pay-per-view format at a monthly price of 24 euros. The Cine+ Subscription, at 5 euros a month, offers the possibility to get five pay-per-view commercial films in service.

On top of that, in December 2005, **DIGITAL+** included the two Radio Televisión Española (RTVE) analogue channels, TVE1 and La2 in its offer. The agreement also includes the distribution on **DIGITAL+** of all RTVE thematic channels included in the public broadcaster's Terrestrial Digital Television service. Thus Clan TVE and TVE 50 Años join Teledeporte and Canal 24 Horas, which were already distributed on **DIGITAL+**.

Sogecable

cuatro

December, 31st 2005

cuatro

Since November 7th 2005, Sogecable broadcasts **Cuatro**, a new free-to-air television channel.

Cuatro is a commercial television channel with nationwide coverage, aiming to become one of the leading free-to-air television channels in the Spanish market.

Thanks to **Cuatro,** Sogecable has expanded its operations in the audiovisual sector to the free-to-air television market, helped by its infrastructure and the operational synergies with pay television activities.

Sogecable has recruited prestigious professionals for its free-to-air television station both in content and news services. Furthermore, the content acquisition and advertising sales activities of **Cuatro** are led by a sound team with significant experience in the business.

Thanks to the reputation it has gained and the fact that almost all television sets were already tuned to the frequency, **Cuatro** has already become a part of the free-to-air television arena in just three months since the launch of the service.

Cuatro's content includes a wide range of entertainment programmes, quiz shows, Spanish and international sitcoms, news magazines, interviews, sports and music programmes, and late-night shows.

In the first months of broadcasting, **Cuatro** has succeeded in positioning a balanced programming grid and achieved the following audience figures:

	24hr Audience	Prime time (20.30-24.00)	Commercial target	Core commercial
Nov 2005*	5.2%	5.2%	6.9%	7.6%
Dec 2005	4.9%	4.9%	6.3%	7.0%
Jan 2006	5.0%	5.7%	6.6%	7.1%

Source Sofres
** Data from November 8th until November 30th, both included.*

These data show the strong positioning of the channel in the commercial target in comparison to the general 24-hour audience.

The audience shares are in fact higher in the core target (16 to 44 year-old of all social classes except the lowest, living in towns with over 50,000 inhabitants). This is an excellent indicator for advertisers target audience.

Sogecable

Consolidated Financial Results

December, 31st 2005

Since the fourth quarter of 2005, Sogecable has added activities related with its free-to-air channel to those of pay television.

The contribution of pay and free-to-air television activities to revenues and expenses in the course of 2005 is as follows:

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2005 (January-December)

	Pay television	Free-to-air television	Sogecable
TOTAL REVENUES	**1,505.3**	**13.6**	**1,519.0**
Net Turnover	1,500.9	13.6	1,514.5
Subscribers	*1,059.5*		*1,059.5*
Advertising	*61.2*	*13.3*	*74.5*
Other	*380.2*	*0.3*	*380.5*
Other operating revenues	4.4	0.0	4.4
OPERATING EXPENSES	**1,153.5**	**41.4**	**1,194.9**
Purchases	778.5	21.1	799.6
Personnel expenses	111.9	5.0	116.9
Other operating expenses	263.2	15.3	278.4
EBITDA	**351.8**	**-27.8**	**324.0**
Depreciation and amortisation	232.1	0.9	232.9
OPERATING INCOME/LOSS (EBIT)	**119.7**	**-28.6**	**91.1**

(Million euros)

The breakdown of both activities in the income statements of the quarter is as follows:

Sogecable

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2005 (October-December)

	Pay television	Free-to-air television	Sogecable
TOTAL REVENUES	**411.3**	**13.6**	**424.9**
Net Turnover	409.7	13.6	423.3
Subscribers	*272.1*		*272.1*
Advertising	*11.5*	*13.3*	*24.8*
Other	*126.0*	*0.3*	*126.4*
Other operating revenues	1.6	0.0	1.6
OPERATING EXPENSES	**333.1**	**41.4**	**374.5**
Purchases	239.5	21.1	260.6
Personnel expenses	23.9	5.0	29.0
Other operating expenses	69.7	15.3	84.9
EBITDA	**78.2**	**-27.8**	**50.4**
Depreciation and amortisation	59.6	0.9	60.5
OPERATING INCOME/LOSS (EBIT)	**18.5**	**-28.6**	**-10.1**

(Million euros)

The Profit & Loss Account for pay television activities in comparison with the prior year is as follows:

Pay television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2005 & 2004 (January-December)

	January - December 2005	January - December 2004	dif € MM	% var
TOTAL REVENUES	**1,505.3**	**1,477.2**	**28.2**	**1.9%**
Net Turnover	1,500.9	1,417.3	83.6	5.9%
Subscribers	*1,059.5*	*1,059.5*	*0.0*	*0.0%*
Advertising	*61.2*	*56.6*	*4.6*	*8.1%*
Other	*380.2*	*301.2*	*79.0*	*26.2%*
Other operating revenues	4.4	59.9	-55.5	-92.6%
OPERATING EXPENSES	**1,153.5**	**1,193.2**	**-39.6**	**-3.3%**
Purchases	778.5	769.2	9.3	1.2%
Personnel expenses	111.9	113.6	-1.8	-1.6%
Other operating expenses	263.2	310.3	-47.2	-15.2%
EBITDA	**351.8**	**284.0**	**67.8**	**23.9%**
Depreciation and amortisation	232.1	287.0	-54.9	-19.1%
OPERATING INCOME/LOSS (EBIT)	**119.7**	**-3.0**	**122.7**	**n.a.**

(Million euros)

Note: Figures for 2005 reflect exclusively pay television activities. The figures for 2004 represent the consolidated Profit and Loss Account for the period in which Sogecable only conducted pay television activities.

In comparison with the same period of 2004, the Profit & Loss Account for pay television activities in the quarter is as follows:

Pay television

FORTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2005 & 2004 (October-December)

	October - December 2005	October - December 2004	dif € MM	% var
TOTAL REVENUES	**411.3**	**449.5**	**-38.2**	**-8.5%**
Net Turnover	409.7	392.9	16.8	4.3%
Subscribers	*272.1*	*264.1*	*8.0*	*3.0%*
Advertising	*11.5*	*16.3*	*-4.8*	*-29.3%*
Other	*126.0*	*112.5*	*13.6*	*12.1%*
Other operating revenues	1.6	56.6	-55.0	-97.2%
OPERATING EXPENSES	**333.1**	**380.4**	**-47.3**	**-12.4%**
Purchases	239.5	244.8	-5.3	-2.2%
Personnel expenses	23.9	27.8	-3.8	-13.8%
Other operating expenses	69.7	107.9	-38.2	-35.4%
EBITDA	**78.2**	**69.1**	**9.1**	**13.2%**
Depreciation and amortisation	59.6	76.0	-16.3	-21.5%
OPERATING INCOME/LOSS (EBIT)	**18.5**	**-6.9**	**25.4**	**n.a.**

(Million euros)

Note: Figures for 2005 reflect exclusively pay television activities. The figures for 2004 represent the consolidated Profit and Loss Account for the period in which Sogecable only conducted pay television activities.

FINANCIAL EVOLUTION

At the end of the fourth quarter of 2005, the highlights of Sogecable's results are as follows:

- ✓ Sogecable earned a Net Profit in 2005. The cumulative Net Profit at December, 31st 2005 is 7.7 million euros, compared to a loss of 152.8 million euros in 2004.
- ✓ Net Turnover in the fourth quarter of 2005 obtained a new record reaching 423.3 million euros. In the same quarter of 2004, Sogecable obtained comparable revenues of 392.9 million euros.
- ✓ The cumulative Gross Operating Result (EBITDA) at December, 31st 2005 is 324.0 million euros, an increase of 14.1% compared to 2004. Pay television activities generated a Gross Operating Result (EBITDA) of 351.8 million euros in 2005, a year-on-year increase of 23.9%.
- ✓ The cumulative Net Operating Result (EBIT) at December, 31st 2005 is over 91.1 million euros, representing a 94.1 million euros increase compared to the loss of 3.0 million euros incurred in 2004. Pay television activities generated a Net Operating Result (EBIT) of 119.7 million euros in 2005.

Operating income

In the fourth quarter of 2005 Sogecable generated Net Turnover of 423.3 million euros. Of this amount, 409.7 million euros are related with pay television activities and 13.6 million euros were generated by **Cuatro** in its two months of activity during 2005.

The cumulative Net Sales Revenues of pay television activities at December, 31st 2005 are 1,500.9 million euros. This represents a 5.9% increase (83.6 million euros) compared to the cumulative 1,417.3 million euros in 2004.

Net Turnover year-on-year evolution


Million euros
+97.2 m€
+30.4 m€
392.9
423.3
1,417.3
1,514.5
4Q04
4Q05
2004
2005

Subscriber revenues

Subscriber revenues represent the main line of Sogecable's activity, representing 70.0% of the Group's Net Revenues as of December, 31st 2005.

In the fourth quarter of 2005 Sogecable generated subscriber revenues of 272.1 million euros. This represents an increase of 3.0% compared to the same period in the prior year, when subscriber revenues were 264.1 million euros.

In comparative terms, the key development in 2005 has been the rise in digital revenues and the decline in analogue subscription revenues, reflecting the effect of the subscriber migration process.

Advertising revenues

During the fourth quarter of 2005, Sogecable's advertising revenues totalled 24.8 million euros compared to 16.3 million euros recorded in the same period of 2004, which represents a year-on-year increase of 52.0%.

Advertising revenues generated on pay television activities amounted to 11.5 million euros during the quarter, a decline of 4.8 million euros compared to the same period in 2004. This was mainly due to the termination of **CANAL+** analogue broadcasts.

However, over 2005 as a whole, cumulative advertising revenues on pay television activities in fact rose by 8.1%, totalling 61.2 million euros compared to 56.6 million euros generated in 2004.

Meanwhile, **Cuatro** generated advertising revenues of 13.3 million euros in 2005 from the beginning of operations on November 7th.

Other revenues

In the fourth quarter of 2005, "Other revenues" of Sogecable totalled 126.4 million euros, an increase of 12.4% compared to the 112.5 million euros generated in the same period of 2004.
At December, 31st 2005, Sogecable has recorded "Other revenues" for a cumulative total of 380.5 million euros, representing an increase of 26.3% compared to the 301.2 million euros obtained over the twelve months of 2004.

In comparison to the revenues recorded in the prior year, the main growth corresponds to revenues related with the audiovisual rights to the Spanish Football League in respect of sublicences and services provided by Audiovisual Sport to other operators.

Operating expenses

Operating expenses totalled 1,194.9 million euros, showing a flat evolution during 2005, with an increase of 1.7 million euros compared to the costs incurred in the prior year which represents growth of 0.1%.

Operating expenses evolution in 2005 and 2004


Million euros
+3.9%
769.2
799.6
+2.9%
113.6
116.9
-10.3%
310.3
278.4
Purchases
Personnel costs
Other operating expenses
2004
2005

The operating expenses of pay television activities declined by 3.3% to a total of 1,153.5 million euros compared to the 1,193.2 million euros incurred in 2004.

In the fourth quarter of 2005, the costs incurred in pay television amounted to 333.1 million euros, a year-on-year fall of 12.4% compared to costs of 380.4 million euros in the same period of the prior year.

Operating expenses evolution in Pay-TV in 4Q04 vs 4Q05


Million euros
-2.2%
244.8
239.5
4Q04
4Q05
Purchases
-13.8%
4Q04
4Q05
Personnel costs
-35.4%
107.9
69.7
4Q04
4Q05
Other operating expenses

Meanwhile, operating expenses incurred in the activities of Cuatro totalled 41.4 million euros, all of them incurred in the fourth quarter of 2005.

Significant changes in the main Operating Expenses of Sogecable are as follows:

Purchases

Purchases totalled 260.6 million euros in the fourth quarter of 2005, compared to 244.8 million euros in this item in the prior year.

The cumulative purchases as of December, 31st 2005 was 799.6 million euros, compared to 769.2 million euros recorded in the same period of 2004, which represents a year-on-year increment of 3.9%.

Purchases related with pay television operations rose by only 1.2% in 2005 to a total of 778.5 million euros. Purchases in the activity of **Cuatro** was 21.1 million euros in 2005.

The main changes in comparison with the costs incurred in 2004 are the increase in the cost of film and football rights and the significant decline in the cost of other sports events.

Personnel Expenses

Personnel Expenses related with pay television activities totalled 23.9 million euros in the fourth quarter of 2005, compared to 27.8 million euros in the same months of 2004, representing a year-on-year decrease of 13.8%. During the same period, **Cuatro** incurred in personnel costs of 5.0 million euros.

Cumulative personnel expenses as of December 31st 2005 amount to 116.9 million euros, a slight increase of 2.9% in comparison with the 113.6 million euros recorded in 2004.

The average headcount of Sogecable in 2005 has been 1,811 employees, compared to an average of 1,721 in 2004.

Other Operating Expenses

Other Operating Expenses of Sogecable for the fourth quarter of 2005 amounted to 84.9 million euros compared to 107.9 million euros recorded in the same period of the prior year. This decrease represents a year-on-year reduction of 21.3%.

As of December 31st 2005, Other Operating Expenses represent a cumulative total of 278.4 million euros, a reduction of 10.3% compared to the 310.3 million euros incurred in 2004. This comparison includes costs incurred in activities related with **Cuatro**, which amounted to 15.3 million euros in the fourth quarter of 2005.

The main year-on-year increases were costs incurred due to the launch of the free-to-air channel. In pay television activities, the cost of operations related with the acquisition and migration of subscribers are the main sources of increase. The main decreases have been achieved in certain structural costs.

EBITDA

EBITDA of Sogecable for the fourth quarter of 2005 amounted to 50.4 million euros compared to 69.1 million euros recorded in the same period of 2004.

This development over the period is due to the launch of free-to-air activities in this quarter. **Cuatro** generated a negative EBITDA of 27.8 million euros in the fourth quarter of 2005.

EBITDA generated by pay television activities has continued to rise in the fourth quarter of 2005 compared to the comparable period of 2004, continuing the trend observed over the last nine months.

As a result of that, EBITDA of pay television activities in the fourth quarter of 2005 totals 78.2 million euros, compared to 69.1 million euros recorded in the same quarter of 2004 and representing year-on-year growth of 13.2%.

Pay television activities have generated an EBITDA of 351.8 million euros representing year-on-year growth of 23.9% on the 284.0 million euros obtained on comparable operations in 2004.

During 2005, the EBITDA/Revenue margin generated on pay television operations was 23.4%. The equivalent margin as of December 31st 2004 was 19.2%.

Combining the contribution of both activities, the cumulative EBITDA of Sogecable as of December 31st 2005 was 324.0 million euros, which represents growth of 14.1% compared with the results generated in 2004.

Year-on-year EBITDA growth


Million euros
324.0
351.8
284.0
50.4
69.1
78.2
-27.8
-27.8
4Q 2004
4Q 2005
2004
2005
Digital+
Cuatro

EBIT

EBIT as of December 31st 2005 represents a profit of 91.1 million euros, compared to a loss of 3.0 million euros recorded at the same date in 2004.

EBIT of Sogecable's pay television activities for 2005 reflects a positive balance of 119.7 million euros.

In the fourth quarter of 2005, **Cuatro** incurred a net operating loss of 28.6 million euros.

EBIT on Sogecable's pay television activities reflects a positive balance of 18.5 million euros in the fourth quarter of 2005, representing an increase of 25.4 million euros compared to the loss of 6.9 million euros recorded in the fourth quarter of 2004.

Year-on-year EBIT evolution



Million euros
91.1
119.7
-28.6
-10.1
18.5
-28.6
-6.9
-3.0
4Q04
4Q05
2004
2005
Digital+
Cuatro

There has been a significant reduction in depreciation and amortisation charges in 2005, resulting in a fall of 54.0 million euros in cumulative costs. Over the twelve months of 2005, accumulated amortisation and depreciation resulted in costs of 232.9 million euros compared to 287.0 million euros recorded as of December 31st 2004.

The main variations compared with the same period of 2004, relate to the progressive decline in the depreciation of digital decoders and the fall in amortisation in respect of subscriber acquisition costs as a result of the significant reduction in the number of subscriber cancellations during 2005 as compared to 2004.

Share in results of associated companies

The cumulative result of the Share in Results of Equity Accounted Companies as of December 31st 2005 represents a loss of 5.8 million euros, compared to losses of 10.9 million euros recorded 2004. This represents a cumulative reduction of 46.7%.

During 2005, Sogecable sold its interest in Warner Lusomundo Sogecable Cines España to Cinesa Compañía de Iniciativas y Espectáculos, S.A. Sogecable has also sold its 50% interest in Euroleague Marketing during 2005.

Results

As of December 31st 2005 Sogecable has generated a positive Net Result for the year of 7.7 million euros, against a loss of 152.8 million euros incurred in 2004.

The Consolidated Result before Taxes in 2005 reflects a profit of 9.0 million euros compared to the loss of 235.4 million euros incurred in 2004, a year-on-year increase of 244.4 million euros


Pre-tax Consolidated Results in 2004 and 2005
Pre-tax results 2004
-235.4
+75.6
Restructuring costs
+19.7
Other costs
+55.1
Financial results
+54.0
Depreciation & Amortization
EBITDA PAY-TV
+67.8
-27.8
EBITDA FTA
Pre-tax results 2005
9.0
+244.4 m€
Million euros

The launch of **Cuatro**, which made a negative contribution of 27.8 million euros to the EBITDA, has been successfully absorbed due to the increases in the profitability of pay television activities. EBITDA generated by the pay television activities grew by 67.8 million euros in 2005, despite the accelerated migration of analogue subscribers during the year.

Also, the continuing decline in amortisation and depreciation charges resulted in a cumulative reduction of 54.0 million euros compared to 2004.

The reduction in indebtedness and the improvement achieved in funding vehicles has resulted in reduction of 55.1 million euros in net costs in this respect.

Also, the completion of the restructuring process in 2004 has generated a gain of 75.6 million euros during the year, while the positive evolution of other items has allowed a positive contribution of 19.7 million euros to the 2005 Result Before Taxes.

Following 2003, when results were affected by the integration of Vía Digital and Audiovisual Sport, and 2004, which was given over to restructuring satellite pay television services, Sogecable has generated profits in 2005, despite the initial costs incurred in the launch of **Cuatro** free-to-air activities and the resources applied to the digitalisation of analogue subscribers.

Investments

During the fourth quarter of 2005, Sogecable has made investments for a total of 55.9 million euros. Cumulative investments as of December, 31st 2005 amount to 165.1 million euros.

The main investments made during the year are related with the recruitment of **DIGITAL+** subscribers and the acquisition of set-top boxes. Over the last nine months of 2005, these investments have increased significantly due to the migration of analogue subscribers.

Additionally, on April 4th 2005, Sogecable acquired an additional 2.25% of the share capital of Canal Satélite Digital for 15.0 million euros and reaching an 85.5% stake in the company as of December 31st 2005. Subsequently, on February 8th 2006, Sogecable has reached an agreement to acquire the remaining 14.5% of the company's share capital.

Cash flow

As of December 31st 2005, the net bank debt drawn down by Sogecable amounts to 1,016.8 million euros, compared to 1,159.5 million euros in the prior year.

During the fourth quarter of 2005, in which the Group has concentrated on activities related with the migration of analogue subscribers and operations to launch **Cuatro**, Sogecable has increased its net bank debt by 6.7 million euros.

Over the course of the year, however, the cumulative reduction in Sogecable's bank indebtedness amounts to 142.7 million euros.

In addition to reducing bank indebtedness, Sogecable has also cancelled participative loans for a total of 150 million euros during 2005. These loans were made by the principal shareholders in 2003.

Net bank debt quarterly evolution


-142.7 m€
1,160
1,101
1,037
1,010
1,017
4Q04
1Q05
2Q05
3Q05
4Q05

International Financial Reporting Standards (IFRS)

Sogecable has published a review of the impact of the application of International Financial Reporting Standards (IFRS) on the Consolidated Financial Statements for 2005 and 2004, which is attached to this document publishing the fourth quarter results of 2005. The figures included in this document include the changes analysed by Sogecable together with its auditors during 2005.

The aforementioned attached document details the Profit and Loss Accounts and Balance Sheets for each of the four quarters of 2005 and 2004 in accordance with the latest updates of International Financial Reporting Standards (IFRS). These updates have only resulted in changes to the Income Statements and Balance Sheets for the first three quarters of 2005 in the captions "Corporate Income Tax" (Income Statement), and "Reserves on First Application" and "Deferred Tax Liabilities" (Balance Sheets for each period).

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